FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC
27 July 2017 07:00
H1 2017 Results
AstraZeneca performed in line with expectations as the pipeline continued to deliver

Financial Summary

	H1 2017			Q2 2017
	$m	% change		$m	% change
		Actual1	CER2		Actual	CER
Total Revenue	10,456	(11)	(9)	5,051	(10)	(8)
Product Sales	9,783	(11)	(10)	4,940	(10)	(8)
Externalisation Revenue	673	(2)	(1)	111	(17)	(15)

Reported Operating Profit	1,842	37	22	925	n/m	n/m
Core Operating Profit3	3,215	7	3	1,548	10	8

Reported Earnings Per Share (EPS)	$0.80	58	41	$0.38	n/m	n/m
Core EPS3	$1.86	5	1	$0.87	5	6

Financial Highlights
●            The residual effects of the Crestor and Seroquel XR loss of exclusivity in the US impacted Product Sales
●            Cost discipline continued:
               o  Reported R&D costs declined by 5% (1% at CER) to $2,802m
               o  Core R&D costs declined by 7% (4% at CER) to $2,617m
               o  Reported SG&A costs declined by 17% (15% at CER) to $4,658m
               o  Core SG&A costs declined by 12% (9% at CER) to $3,728m
●            Reported Other Operating Income and Expense increased by 97% (101% at CER) to $839m; Core Other Operating Income and Expense increased by 105% (108% at CER) to $958m
●            Reported EPS increased by 58% (41% at CER) to $0.80; Core EPS increased by 5% (1% at CER) to $1.86
●            An unchanged first interim dividend of $0.90 per share
●            Financial guidance for 2017 reiterated

Commercial Highlights
●            The Growth Platforms grew by 2% (3% at CER) and represented 70% of Total Revenue:
●            Emerging Markets: 3% growth (6% at CER), underpinned by China sales growth of 3% (8% at CER). Economic conditions in Latin America and Saudi Arabia limited overall Emerging Markets growth
●            Respiratory: A decline of 6% (4% at CER), reflecting the competitive environment for Symbicort in the US
●            New CVMD4: Growth of 3% (4% at CER). Brilinta growth of 26% (28% at CER) and Farxiga growth 22% (22% at CER), offset by other Diabetes
●            Japan: Growth of 7% (6% at CER), with an accelerated performance in Q2 2017 reflecting the strong uptake of Tagrisso
●            New Oncology5: Sales of $537m (H1 2016: $251m); particularly encouraging growth of Tagrisso. Lynparza's US performance reflected the current indication

Achieving Scientific Leadership
The table below highlights the development of the late-stage pipeline since the last results announcement:

Regulatory Approvals	Imfinzi (durvalumab) - bladder cancer (US) Faslodex - breast cancer (1st line) (EU, JP) Kyntheum (brodalumab) - psoriasis (EU, received by partner)
Regulatory Submission Acceptances	Lynparza - ovarian cancer (2nd line) (EU, JP) Bevespi - chronic obstructive pulmonary disease (COPD) (EU)
Phase III or Major Data Readouts
Imfinzi - lung cancer (PACIFIC)
Bydureon - type-2 diabetes cardiovascular outcomes trial (met primary safety objective, did not meet primary efficacy objective)
tralokinumab - severe, uncontrolled asthma (did not meet primary endpoint)

Pascal Soriot, Chief Executive Officer, commenting on the results said:
"Our performance in the first half was in line with expectations as we experience the loss of exclusivity of Crestor and Seroquel XR in the US. We continued to deliver transformative science across the pipeline, particularly in Oncology. Imfinzi was launched in bladder cancer while we published practice-changing data in breast cancer for Lynparza, our first-in-class PARP inhibitor. In lung cancer, we strengthened our unique portfolio focused on both the genetic drivers of disease and immunotherapy. In the first half, we shared positive results for Imfinzi in the PACIFIC trial and reported more encouraging data for Tagrisso in patients with central nervous system metastases.

"I'm excited about our pipeline-driven transformation as we continue to deliver for shareholders on our strategy to return to sustainable long-term growth. In a pivotal year for AstraZeneca, we remain focused on realising the potential of our pipeline, growing our new launch medicines and bringing our strong science to patients."

FY 2017 Guidance: Reiterated
The Company provides guidance on Total Revenue and Core EPS only. All commentary in this section is at CER and is unchanged from the prior results announcement:

Total Revenue	A low to mid single-digit percentage decline
Core EPS	A low to mid teens percentage decline*
*The Core EPS guidance anticipates a normalised effective Core tax rate in FY 2017 of 16-20% (FY 2016: 11%)

Guidance is subject to base-case assumptions of the progression of the pipeline and the extensive level of news flow listed on the following page. Variations in performance between quarters can be expected, with year-on-year comparisons expected to begin to ease in the second half of the year, given the recent annualisation of the impact of the entry of multiple Crestor generic medicines in the US.

The Company presents Core EPS guidance only at CER. It is unable to provide guidance on a Reported/GAAP basis because the Company cannot reliably forecast material elements of the Reported/GAAP result, including the fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the section 'Cautionary Statements Regarding Forward-Looking Statements' at the end of this announcement.

In addition to the unchanged guidance above, the Company also provides unchanged indications in other areas of the Income Statement. The sum of Externalisation Revenue and Other Operating Income and Expense in
FY 2017 is anticipated to be ahead of that in FY 2016. Sustainable and ongoing income6 is expected to increase further as a proportion of total Externalisation Revenue in FY 2017 (FY 2016: 21%). Core R&D costs are expected to be broadly in line with those in FY 2016 and the Company anticipates a further reduction in Core SG&A costs in FY 2017, reflecting the evolving shape of the business. A full explanation is listed in the Operating & Financial Review.

FY 2017 Currency Impact
Based only on average exchange rates in H1 2017 and the Company's published currency sensitivities, the Company continues to expect a low single-digit percentage adverse impact from currency movements on Total Revenue and a minimal impact on Core EPS. Further details on currency sensitivities are contained within the Operating and Financial Review.

Notes
1.   All growth rates are shown at actual exchange rates, unless stated otherwise.
2.   Constant exchange rates. These are non-GAAP measures because they remove the effects of currency movements from Reported results.
3.   Core financial measures. These are non-GAAP measures because, unlike Reported performance, they cannot be derived directly from the information in the Group Financial Statements. See the Operating and Financial Review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.
4.   New Cardiovascular and Metabolic Diseases, incorporating Brilinta and Diabetes.
5.   New Oncology, comprising Lynparza, Tagrisso, Iressa (US) and Imfinzi.
6.   Sustainable and ongoing income is defined as Externalisation Revenue, excluding initial revenue.
7.   All commentary in this announcement refers to the performance in H1 2017, unless stated otherwise.
Pipeline: Forthcoming Major News Flow
Innovation is critical to addressing unmet patient needs and is at the heart of the Company's growth strategy. The focus on research and development is designed to yield strong results from the pipeline.

Mid-2017	Imfinzi +/- tremelimumab (treme) - lung cancer (MYSTIC): Data readout
H2 2017

Faslodex - breast cancer (1st line): Regulatory decision (US)

Lynparza - ovarian cancer (2nd line): Regulatory decision (US)
Lynparza - breast cancer: Regulatory submission
Tagrisso - lung cancer (1st line): Data readout, regulatory submission

Imfinzi - lung cancer (PACIFIC): Regulatory submission
Imfinzi +/- treme - lung cancer (MYSTIC): Regulatory submission
Imfinzi +/- treme - lung cancer (ARCTIC): Data readout, regulatory submission acalabrutinib - blood cancer: Regulatory submission (US) (Phase II)*
moxetumomab - leukaemia: Data readout

Bydureon - autoinjector: Regulatory decision (US), regulatory submission (EU)

benralizumab - severe, uncontrolled asthma: Regulatory decision (US)
tralokinumab - severe, uncontrolled asthma: Data readout

H1 2018

Lynparza - ovarian cancer (2nd line): Regulatory decision (EU, JP)
Lynparza - ovarian cancer (1st line): Data readout, regulatory submission
Imfinzi +/- treme - head & neck cancer (KESTREL): Data readout
Imfinzi +/- treme - head & neck cancer (EAGLE): Data readout moxetumomab - leukaemia: Regulatory submission
selumetinib - thyroid cancer: Data readout, regulatory submission

Bevespi - COPD: Regulatory submission (JP)
Duaklir - COPD: Regulatory submission (US)
benralizumab - severe, uncontrolled asthma: Regulatory decision (EU, JP)
tralokinumab - severe, uncontrolled asthma: Regulatory submission
PT010 - COPD: Data readout

H2 2018

Imfinzi + treme - lung cancer (NEPTUNE): Data readout, regulatory submission
Imfinzi +/- treme - head & neck cancer (KESTREL): Regulatory submission
Imfinzi +/- treme - head & neck cancer (EAGLE): Regulatory submission
Imfinzi +/- treme - bladder cancer (DANUBE): Data readout, regulatory submission roxadustat - anaemia: Regulatory submission (US)

Bevespi - COPD: Regulatory decision (EU)
benralizumab - COPD: Data readout, regulatory submission
PT010 - COPD: Regulatory submission (JP)

anifrolumab - lupus: Data readout

The term 'data readout' in this section refers to Phase III data readouts, unless stated otherwise.
*Potential fast-to-market opportunity ahead of randomised, controlled trials.

Conference Call
A conference call and webcast for investors and analysts, hosted by management, will begin at 13:30 UK time today. Details can be accessed via astrazeneca.com/investors.

Reporting Calendar
The Company intends to publish its year-to-date and third-quarter financial results on 9 November 2017.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Rob Skelding	UK/Global	+44 203 749 5821
Karen Birmingham	UK/Global	+44 203 749 5634
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Operating and Financial Review
_______________________________________________________________________________________

All narrative on growth and results in this section is based on actual exchange rates, unless stated otherwise. Financial figures are in US$ millions ($m). The performance shown in this announcement covers the six and three-month periods to 30 June 2017 (the half or the quarter, respectively) compared to the six and three-month periods to 30 June 2016. All commentary in the Operating and Financial Review relates to the half, unless stated otherwise.
Core financial measures are non-GAAP measures because, unlike reported performance, they cannot be derived directly from the Group Condensed Consolidated Financial Statements. These non-GAAP measures are not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Core financial measures are adjusted to exclude certain significant items, such as:
●          Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
●          Charges and provisions related to global restructuring programmes (this will include such charges that relate to the impact of global restructuring programmes on capitalised IT assets)
●          Other specified items, principally comprising legal settlements and acquisition-related costs, which include fair value adjustments and the imputed finance charge relating to contingent consideration on business combinations
Details on the nature of these measures are provided on page 64 of the Annual Report and Form 20-F Information 2016. Reference should be made to the reconciliation of Core to Reported financial information included therein and in the Reconciliation of Reported to Core Performance table listed later in this announcement. The Company strongly encourages readers not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the notes thereto, and other publicly-filed Company reports, carefully and in their entirety.

Total Revenue

	H1 2017			Q2 2017
	$m	% change		$m	% change
		Actual	CER		Actual	CER
Total Revenue	10,456	(11)	(9)	5,051	(10)	(8)

Product Sales	9,783	(11)	(10)	4,940	(10)	(8)
Externalisation Revenue	673	(2)	(1)	111	(17)	(15)

Product Sales

The residual effects of the Crestor and Seroquel XR loss of exclusivity in the US impacted Product Sales in the half. Global Product Sales declined by 11% (10% at CER) from $11,034m to $9,783m. Of the $1,251m difference, $891m was represented by the 43% decline (42% at CER) in Crestor sales; $265m was represented by the 62% decline (62% at CER) in Seroquel XR sales.

Emerging Markets sales grew by 3% (6% at CER) to $3,004m, with China sales increasing by 3% (8% at CER) to $1,419m. US sales declined by 28% to $3,013m and were, alongside the effects of the Crestor and Seroquel XR losses of exclusivity, also impacted by the sales of Symbicort, which declined by 19% in the US to $554m. Product Sales in Europe declined by 8% (5% at CER) to $2,272m. Representing 70% of Total Revenue, the Growth Platforms grew by 2% (3% at CER) to $7,295m. For further details, see the following table:

	H1 2017			Q2 2017
	$m	% change		$m	% change
		Actual	CER		Actual	CER
Emerging Markets	3,004	3	6	1,442	-	2
Respiratory	2,280	(6)	(4)	1,099	(10)	(9)
New CVMD	1,670	3	4	872	2	3
Japan	1,067	7	6	617	8	8
New Oncology	537	n/m	n/m	301	97	99

Total*	7,295	2	3	3,723	(1)	1
*Total Product Sales for Growth Platforms are adjusted to remove duplication on a medicine and regional basis.

Externalisation Revenue
Where AstraZeneca retains a significant ongoing interest in medicines or potential new medicines, income arising from externalisation agreements is reported as Externalisation Revenue in the Company's financial statements.

A breakdown of Externalisation Revenue in the half is shown below:

Medicine	Partner	Region	$m
Zoladex	TerSera Therapeutics LLC (TerSera)- initial revenue	US and Canada	250
Siliq (brodalumab)	Valeant Pharmaceuticals International, Inc. (Valeant) - milestone revenue	US	130
MEDI8897	Sanofi Pasteur Inc. (Sanofi Pasteur) - initial revenue	Global	127
Tudorza/Duaklir	Circassia Pharmaceuticals plc (Circassia) - initial revenue	US	64
Other			102

Total			673

The following table illustrates the level of sustainable and ongoing income within the total of Externalisation Revenue. The Company anticipates that sustainable and ongoing income will grow as a proportion of Externalisation Revenue over time.

	H1 2017				Q2 2017
	$m	% of total	% change		$m	% of total	% change
			Actual	CER			Actual	CER
Royalties	83	12	30	32	38	34	46	39
Milestones	145	22	(27)	(22)	9	8	(91)	(90)

Total Sustainable and Ongoing Externalisation Revenue	228	34	(13)	(8)	47	42	(64)	(63)

Initial Revenue	445	66	5	4	64	58	n/m	n/m

Total Externalisation Revenue	673	100	(2)	(1)	111	100	(17)	(15)

A number of AstraZeneca medicines were externalised or disposed after H1 2016, adversely impacting the overall year-on-year Product Sales performance in the half:

Medicine	Region	Completion	Product Sales inImpacted Regionsin H1 2016 ($m)
Anaesthetics	Global (excl. US)	September 2016	276
Toprol-XL	US	October 2016	53
Bydureon/Byetta	China	October 2016	6
Zoladex	US and Canada	March 2017	35

Total			370

Examples of sustainable and ongoing income, as part of Externalisation Revenue, are shown below:

Announcement	Medicine	Partner	Region	Externalisation Revenue
March 2017	MEDI8897	Sanofi Pasteur	Global	● Initial €120m milestone ● Up to €495m in sales and development-related milestones
February 2017	Zoladex	TerSera	US and Canada	● Initial $250m milestone ● Up to $70m in sales-related milestones ● Mid-teen percentage royalties on sales
October 2016	Toprol-XL	Aralez Pharmaceuticals Inc.	US	● Initial $175m milestone ● Up to $48m milestone and sales-related revenue ● Mid-teen percentage royalties on sales
July 2016	Tralokinumab - atopic dermatitis	LEO Pharma A/S (LEO Pharma)	Global	● Initial $115m milestone ● Up to $1bn in commercially-related milestones ● Up to mid-teen tiered percentage royalties on sales
June 2016	Anaesthetics	Aspen Global Inc.	Global (excl. US)	● Initial $520m milestone ● Up to $250m in sales-related revenue ● Double-digit percentage trademark royalties on sales
September 2015	Siliq - psoriasis	Valeant	Global, later amended to US	● Initial $100m milestone ● Pre-launch milestone of $130m ● Sales-related royalties up to $175m ● Profit sharing
March 2015	Movantik	Daiichi Sankyo Company, Ltd (Daiichi Sankyo)	US	● Initial $200m milestone ● Up to $625m in sales-related revenue

Product Sales
_____________________________________________________________________________________

The performance of key medicines is shown below, with a geographical split shown in Note 6.

Therapy Area	Medicine	H1 2017				Q2 2017
		$m	% of total*	% change		$m	% of total*	% change
				Actual	CER			Actual	CER
Oncology	Tagrisso	403	4	n/m	n/m	232	5	n/m	n/m
	Iressa	261	3	(3)	(3)	137	3	1	2
	Lynparza	116	1	18	20	59	1	9	11
	Imfinzi	1	-	n/m	n/m	1	-	n/m	n/m
	Legacy:
	Faslodex	462	5	15	16	248	5	18	18
	Zoladex	363	4	(5)	(4)	178	4	(13)	(12)
	Casodex	110	1	(12)	(10)	54	1	(14)	(11)
	Arimidex	106	1	(11)	(8)	54	1	(13)	(10)
	Others	56	1	17	17	30	1	11	11
	Total Oncology	1,878	19	18	20	993	20	17	19
CVMD**	Brilinta	496	5	26	28	272	6	27	29
	Farxiga	457	5	22	22	250	5	18	20
	Onglyza	304	3	(24)	(24)	150	3	(21)	(21)
	Bydureon	299	3	3	3	146	3	(6)	(6)
	Byetta	89	1	(36)	(35)	43	1	(43)	(43)
	Symlin	25	-	56	56	11	-	-	-
	Legacy:
	Crestor	1,191	12	(43)	(42)	560	11	(40)	(38)
	Seloken/Toprol-XL	367	4	(2)	1	181	4	(4)	(1)
	Atacand	147	2	(9)	(7)	72	1	(19)	(18)
	Others	179	2	(20)	(17)	90	2	(13)	(9)
	Total CVMD	3,554	36	(20)	(19)	1,775	36	(18)	(17)
Respiratory	Symbicort	1,383	14	(11)	(10)	706	14	(12)	(11)
	Pulmicort	563	6	3	7	226	5	(5)	(3)
	Daliresp/Daxas	92	1	30	30	48	1	20	20
	Tudorza/Eklira	71	1	(18)	(16)	34	1	(29)	(27)
	Duaklir	35	-	17	23	16	-	(6)	-
	Bevespi	4	-	n/m	n/m	3	-	n/m	n/m
	Others	132	1	(8)	(6)	66	1	(18)	(15)
	Total Respiratory	2,280	23	(6)	(4)	1,099	22	(10)	(9)
Other	Nexium	1,056	11	3	4	595	12	6	7
	Synagis	300	3	11	11	70	1	n/m	n/m
	Losec/Prilosec	136	1	(6)	(3)	68	1	(3)	-
	Seroquel XR	162	2	(62)	(62)	95	2	(58)	(58)
	Movantik/Moventig	62	1	55	55	32	1	39	39
	FluMist/Fluenz	-	-	n/m	n/m	-	-	n/m	n/m
	Others	355	4	(44)	(44)	213	4	(32)	(31)
	Total Other	2,071	21	(19)	(18)	1,073	22	(13)	(12)
	Total Product Sales	9,783	100	(11)	(10)	4,940	100	(10)	(8)
*Due to rounding, the sum of individual brand percentages may not agree to totals.
**Cardiovascular & Metabolic Diseases

Product Sales Summary
_______________________________________________________________________________________

ONCOLOGY
Product Sales of $1,878m; an increase of 18% (20% at CER). Oncology Product Sales represented 19% of total Product Sales, up from 14% in H1 2016.

Tagrisso
Product Sales of $403m; an increase of 182% (183% at CER).

Regulatory approvals were achieved in a number of new markets in the half, including Brazil, Hong Kong and Taiwan; the Company anticipates additional regulatory approvals and reimbursement decisions in due course. To date, Tagrisso has received regulatory approval in 53 countries.

In China, Tagrisso was approved in March 2017 as the first AstraZeneca medicine under the China FDA's Priority Review pathway. China sales were $23m in the half, with a better-than-expected number of patients initiating treatment. China has a relatively high prevalence of patients with an EGFR T790M mutation.

Sales in the US and Europe were $180m and $76m, respectively. While sales grew by 75% year-on-year in the US, they were stable between the first and second quarters of 2017, reflecting T790M-mutation testing rates in the half. Tagrisso was launched in Japan in H1 2016. Due to high testing rates, sales in Japan increased to $103m in H1 2017 (FY 2016: $82m).

Iressa
Product Sales of $261m; a decline of 3% (3% at CER).

Emerging Markets sales declined by 4% (1% at CER) to $129m. China Product Sales increased by 6% (11% at CER) to $75m, reflecting new pricing following the inclusion on the National Reimbursement Drug List (NRDL) in the half; this was the first update to the NRDL in China in many years. Growth in Emerging Markets was offset partly by competition from branded and generic medicines in South Korea.

Sales in the US increased to $17m (H1 2016: $10m), with sales in Europe declining by 11% (11% at CER) to $54m. Given the significant future potential of Tagrisso, the Company continues to prioritise the ongoing launch of Tagrisso.

Lynparza
Product Sales of $116m; an increase of 18% (20% at CER).

Lynparza was available to patients in 32 countries by the end of the half, with regulatory reviews underway in six additional countries. In the US, where the label for Lynparza is currently in later-line, germline BRCA-mutated advanced ovarian cancer, sales declined by 19% in the half to $50m, reflecting the introduction of competing poly ADP ribose polymerase (PARP)-inhibitor medicines in earlier lines of treatment. Sales in Europe increased by 81% (81% at CER) to $58m, following a number of successful launches.

Imfinzi
Product Sales of $1m; launched in the US on 1 May 2017.

Approved under the US FDA's accelerated-approval pathway and launched commercially on the same day, Imfinzi is currently indicated for the treatment of patients with locally advanced or metastatic urothelial carcinoma (mUC) who have disease progression during or following platinum-containing chemotherapy, or whose disease has progressed within 12 months of receiving platinum-containing chemotherapy before (neoadjuvant) or after (adjuvant) surgery. At present, there are five immunotherapy medicines approved for the treatment of bladder cancer in the US.

Legacy: Faslodex
Product Sales of $462m; an increase of 15% (16% at CER).

China sales grew by 22% (33% at CER) to $11m in the half, which was followed by the recent successful negotiation and subsequent inclusion on the NRDL. The performance in China supported overall Faslodex Emerging Markets sales growth of 15% (9% at CER) to $54m. On 11 May 2017, the Company received a label extension for Faslodex in Russia in the 1st-line monotherapy setting, based on data from the FALCON trial. Russia sales grew by 17% in the half (stable at CER) to $7m.

US sales increased by 14% to $241m, mainly reflecting a continued strong uptake of the combination with palbociclib, a medicine approved for the treatment of hormone-receptor-positive (HR+) breast cancer. Europe sales increased by 18% (22% at CER) to $133m. On 26 July 2017, the Company announced that a label extension was approved in the EU for Faslodex in the 1st-line monotherapy setting for HR+, advanced breast cancer in post-menopausal patients, also based on the FALCON trial.

On 5 June 2017, a similar label extension was approved in Japan and sales grew by 14% (14% at CER) in the half to $32m.

Legacy: Zoladex
Product Sales of $363m; a decline of 5% (4% at CER).

Emerging Markets sales growth of 10% (11% at CER) to $168m particularly reflected an increase in China sales of 32% (38% at CER) to $79m. Sales in Europe declined by 16% (11% at CER) to $67m.

Sales in Established Rest Of World (ROW*) declined by 12% (14% at CER) to $114m, driven by lower levels of use. Sales in the US declined by 26% to $14m as the Company committed resources elsewhere. On 31 March 2017, the Company completed an agreement with TerSera for the commercial rights to Zoladex in the US and Canada.

*Established ROW comprises Japan, Canada, Australia and New Zealand

Cardiovascular & Metabolic Diseases
Product Sales of $3,554m; a decline of 20% (19% at CER). CVMD Product Sales represented 36% of total Product Sales, down from 40% in H1 2016.

Brilinta
Product Sales of $496m; an increase of 26% (28% at CER).

Emerging Markets sales of Brilinta in the half grew by 33% (36% at CER) to $121m, with China Product Sales increasing by 42% (49% at CER) to $61m. This was followed by the recent successful negotiation and subsequent inclusion of Brilinta on the NRDL. Growth in Emerging Markets was underpinned by an improvement in market share, beyond geographic expansion and the breadth of hospital listings. Strong sales growth was delivered in many markets outside China, including Russia and Australia.

US sales of Brilinta, at $215m, represented an increase of 35%. The performance reflected updated preferred guidelines from the American College of Cardiology and the American Heart Association in 2016, as well as the narrowing of a competitor's label; Brilinta remained the branded oral anti-platelet market leader in the US. Sales of Brilique in Europe increased by 8% (13% at CER) to $135m, reflecting indication leadership.

Farxiga
Product Sales of $457m; an increase of 22% (22% at CER).

Emerging Markets sales increased by 89% (83% at CER) to $100m, driven by ongoing launches and improved levels of patient access. In March 2017, Forxiga became the first sodium-glucose cotransporter 2 (SGLT2) inhibitor medicine to be approved in China.

US sales declined by 1% to $206m. Sales were subdued by affordability programmes and managed-care access, while market share in the SGLT2 class remained stable. Overall, the SGLT2 class gained market share from other classes of type-2 diabetes medicines, supported by growing evidence around the cardiovascular benefits of the class.

Sales in Europe increased by 18% (24% at CER) to $105m, as the medicine continued to lead the growing class. In Japan, where Ono Pharmaceutical Co., Ltd is a partner and records in-market sales, sales to the partner amounted to $20m.

Onglyza
Product Sales of $304m; a decline of 24% (24% at CER).

The performance reflected adverse pressures on the dipeptidyl peptidase-4 (DPP-4) class and an acceleration of the aforementioned Diabetes market dynamics. Sales in Emerging Markets declined by 21% (21% at CER) to $63m as the Company focused on Farxiga. However, Onglyza entered the NRDL in China in the half. In China, the combination with metformin (Kombiglyze XR) was approved in May 2017, offering additional convenience for patients.

US sales declined by 25% to $159m. Continued competitive pressures in the DPP-4 class led to a lower market share and were only partially offset by reduced levels of utilisation of patient-access programmes. Sales in Europe declined by 29% (27% at CER) to $52m. In Japan, in-market sales are recorded by Kyowa Hakko Kirin Co., Ltd, to whom sales totalled $8m.

Bydureon/Byetta
Product Sales of $388m; a decline of 10% (9% at CER).

Sales of Bydureon and Byetta in Emerging Markets were $5m and $5m, respectively. In 2016, AstraZeneca entered a strategic collaboration with 3SBio Inc. for the rights to commercialise Bydureon and Byetta in China.

Combined US sales for Bydureon and Byetta were $301m, despite intense levels of competition. Bydureon US sales increased by 4% to $243m, representing 81% of total Bydureon/Byetta sales. The decline in US Byetta sales continued in the half; the decline of 35% to $58m reflected the Company's promotional focus on once-weekly Bydureon over twice-daily Byetta. A new Bydureon autoinjector device is under US regulatory review, with a regulatory decision (Prescription Drug User Fee Act, or PDUFA) date in Q4 2017.

Combined sales in Europe declined by 20% (17% at CER) to $60m, reflecting the commercial focus on Forxiga.

Legacy: Crestor
Product Sales of $1,191m; a decline of 43% (42% at CER).

Sales in China grew by 15% (21% at CER) to $179m, while Russia sales grew to $16m. In the US, sales declined by 85% to $153m, reflecting the market entry in July 2016 of multiple Crestor generic medicines. In Europe, sales declined by 17% (15% at CER) to $362m, reflecting the increasing presence of generic medicines. In Japan, where Shionogi Co. Ltd is a partner, but sells its own version of the medicine, Crestor maintained its position as the leading statin, with growth of 4% (3% at CER) to $260m.

RESPIRATORY
Product Sales of $2,280m; a decline of 6% (4% at CER). Respiratory Product Sales represented 23% of total Product Sales, up from 22% in H1 2016.

Symbicort
Product Sales of $1,383m; a decline of 11% (10% at CER).

Symbicort continued to lead the global market by volume within the inhaled corticosteroids (ICS) / Long-Acting Beta Agonist (LABA) class. Emerging Markets sales grew by 2% (4% at CER) to $213m, partly reflecting growth in China of 11% (18% at CER) to $89m and in Latin America (ex-Brazil), where sales grew by 29% (35% at CER) to $22m.

In contrast, US sales declined by 19% to $554m, in line with expectations of continued challenging conditions; these conditions were a result of managed-care access within the class. Competition also remained intense from other classes, such as Long-Acting Muscarinic Antagonist (LAMA)/LABA combination medicines. In Europe, sales declined by 14% (10% at CER) to $399m, reflecting competition from other branded and Symbicort-analogue medicines. In Japan, where Astellas Pharma Co. Ltd assists as a promotional partner, sales increased by 14% (13% at CER) to $100m.

Pulmicort
Product Sales of $563m; an increase of 3% (7% at CER).

Emerging Markets sales increased by 13% (19% at CER) to $396m, reflecting strong underlying volume growth. Emerging Markets represented 70% of total Pulmicort sales. China sales increased by 12% (18% at CER) to $322m and represented 57% of global sales. Use in China continued to increase, due to the prevalence of acute COPD and paediatric asthma. Legacy sales in the US and Europe declined by 26% to $78m and by 11% (9% at CER) to $48m, respectively.

Daliresp/Daxas
Product Sales of $92m; an increase of 30% (30% at CER).

US sales increased by 20% to $79m, driven by greater use of the medicine, the only oral, selective, long-acting inhibitor of the enzyme phosphodiesterase-4 available for COPD. The US represented 86% of total sales.

Tudorza/Eklira
Product Sales of $71m; a decline of 18% (16% at CER).

Sales in the US declined by 29% to $29m, reflecting lower use of inhaled monotherapy medicines for COPD and the Company's commercial focus on the launch of Bevespi Aerosphere. On 17 March 2017, AstraZeneca announced that it had entered a strategic collaboration with Circassia for the development and commercialisation of Tudorza and Duaklir in the US. Tudorza was approved and launched in the US in 2012; Duaklir is expected to be submitted for US regulatory review in 2018. The transaction closed on 12 April 2017. Circassia began its promotion of Tudorza in the US in May 2017, with market share stabilising thereafter; AstraZeneca will continue to book Product Sales in the US. Sales in Europe declined by 7% (5% at CER) to $38m.

Duaklir
Product Sales of $35m; an increase of 17% (23% at CER).

Duaklir, the Company's first inhaled dual bronchodilator, is now available for patients in over 25 countries. The growth in sales in the half was favourably impacted by the performances in Germany and the UK and the recent launch in Italy.

Bevespi
Product Sales of $4m; launched in 2017.

Bevespi Aerosphere was launched commercially in the US during the first quarter of 2017. Prescriptions in the half tracked in line with other LAMA/LABA launches. However, the overall LAMA/LABA class in the US continued to grow more slowly than anticipated. Bevespi is the first product launched on the Aerosphere co-suspension Delivery Technology delivered in a pressurised-metered device.

OTHER
Product Sales of $2,071m; a decline of 19% (18% at CER). Other Product Sales represented 21% of total Product Sales, down from 23% in H1 2016.

Nexium
Product Sales of $1,056m; an increase of 3% (4% at CER).

Emerging Markets sales declined by 6% (2% at CER) to $344m and increased by 15% to $339m in the US. The US performance was flattered by returns adjustments related to the loss of exclusivity in 2015. Sales in Europe declined by 6% (3% at CER) to $120m. In Japan, where Daiichi Sankyo is a partner, sales increased by 14% (13% at CER) to $210m.

Synagis
Product Sales of $300m; an increase of 11% (11% at CER).

US sales increased by 2% to $167m in the half, despite restrictive guidelines from the American Academy of Pediatrics Committee on Infectious Disease, which reduced the number of patients eligible for preventative therapy with Synagis. Product Sales to AbbVie Inc., which is responsible for the commercialisation of Synagis in over 80 countries outside the US, increased by 23% (23% at CER) to $133m, flattered by an element of true-up adjustments.

Seroquel XR
Product Sales of $162m; a decline of 62% (62% at CER).

Sales of Seroquel XR in the US declined by 75% to $77m. Since November 2016, several competitors have launched generic Seroquel XR medicines in the US. Sales of Seroquel XR in Europe declined by 43% (43% at CER) to $43m, also reflecting the impact of generic-medicine competition.

FluMist/Fluenz
As influenza vaccinations occur seasonally, with sales typically occurring in the second half of the year ahead of the annual influenza season, no sales were recorded in the half.

The Company confirmed in 2016 that the Advisory Committee on Immunization Practices of the US Centers for Disease Control and Prevention had provided its interim recommendation not to use FluMist Quadrivalent Live Attenuated Influenza Vaccine (FluMist Quadrivalent) in the US for the 2016-2017 influenza season. Fluenz continues to be recommended for use outside the US.

Regional Product Sales
_______________________________________________________________________________________

	H1 2017				Q2 2017
	$m	% of Total	% change		$m	% of Total	% change
			Actual	CER			Actual	CER
Emerging Markets*	3,004	31	3	6	1,442	29	-	2
China	1,419	15	3	8	634	13	4	10
Ex. China	1,585	16	4	4	808	16	(4)	(3)

US	3,013	31	(28)	(28)	1,528	31	(22)	(22)

Europe	2,272	23	(8)	(5)	1,143	23	(8)	(6)

Established ROW	1,494	15	3	2	827	17	2	2
Japan	1,067	11	7	6	617	12	8	8
Canada	238	2	(3)	(4)	113	2	(12)	(9)
Other Established ROW	189	2	(6)	(8)	97	2	(13)	(13)

Total	9,783	100	(11)	(10)	4,940	100	(10)	(8)

*Emerging Markets comprises all remaining Rest of World markets, including Brazil, China, India, Mexico, Russia and Turkey.

Emerging Markets
Product Sales of $3,004m; an increase of 3% (6% at CER).

China sales grew by 3% (8% at CER) to $1,419m, representing nearly half of total Emerging Markets sales. Onglyza and Iressa were included on the NRDL in China in the first quarter of the year; Brilinta, Faslodex and Seroquel XR were added at the end of the half, achieving full reimbursement on the NRDL. Crestor also had its 2nd-line usage restriction removed and Zoladex was reclassified from the hormone and endocrine classification to oncology, which is expected to continue to support growth.

Sales in Latin America and Saudi Arabia were impacted by ongoing economic conditions, with sales in Latin America (ex-Brazil) declining by 13% (11% at CER) to $219m. Brazil sales increased by 5% (but declined by 12% at CER) to $185m. Russia sales increased by 11% (but declined by 10% at CER) to $115m.

Despite this, the Growth Platforms in Emerging Markets grew by 14% (18% at CER) to $998m. Sales of Symbicort grew by 2% (4% at CER) to $213m, reflecting higher prescription demand. Tagrisso launches in Emerging Markets led to H1 2017 sales of $40m. Tagrisso was launched in China in April 2017; China sales of Tagrisso totalled $23m in the half.

US
Product Sales of $3,013m; a decline of 28%.

The decline in sales reflected generic-medicine launches that impacted sales of Crestor and Seroquel XR. Unfavourable managed-care pricing and continued competitive intensity impacted sales of Symbicort, which declined by 19% to $554m. However, the New Oncology Growth Platform in the US grew by 42% to $248m, primarily reflecting encouraging Tagrisso sales growth of 75% to $180m in the half (H1 2016: $103m). The New CVMD Growth Platform in the US declined by 1% to $906m, reflecting the competitive environment in Diabetes.

Europe
Product Sales of $2,272m; a decline of 8% (5% at CER).

New Oncology in Europe grew by 135% (140% at CER) to $134m, partly driven by Tagrisso sales of $76m; Tagrisso was launched in Europe in January 2016. Lynparza sales of $58m represented growth of 81% (81% at CER). Forxiga sales growth of 18% (24% at CER) to $105m was accompanied by Brilique growth of 8% (13% at CER) to $135m. This growth was more than offset by declines in other areas, including a 14% decline (10% at CER) in Symbicort sales to $399m. However, Symbicort maintained its position as the number one ICS/LABA medicine, despite competition from branded and analogue medicines.

Established ROW
Product Sales of $1,494m; an increase of 3% (2% at CER).

Japan sales increased by 7% (6% at CER) to $1,067m, with an accelerated performance in Q2 2017 reflecting the launch of Tagrisso and sales of Symbicort, which offset the biennial price reduction, effective from April 2016. Symbicort sales in Japan increased by 14% (13% at CER) to $100m and, following the launch in Japan in May 2016, Tagrisso sales for the half amounted to $103m.

Nexium sales increased by 7% (5% at CER) to $253m and sales of Forxiga increased by 84% (84% at CER) to $46m.

Financial Performance
________________________________________________________________________________________

H1 2017	Reported
	H1 2017	H1 2016	Actual	CER
	$m	$m	% change
Total Revenue	10,456	11,718	(11)	(9)
Product Sales	9,783	11,034	(11)	(10)
Externalisation Revenue	673	684	(2)	(1)

Cost of Sales	(1,844)	(2,066)	(11)	(6)
\
Gross Profit	8,612	9,652	(11)	(10)
Gross Margin*	81.5%	81.5%	-	-1

Distribution Expense	(149)	(167)	(11)	(7)
% Total Revenue	1.4%	1.4%	-	-
R&D Expense	(2,802)	(2,945)	(5)	(1)
% Total Revenue	26.8%	25.1%	-2	-2
SG&A Expense	(4,658)	(5,624)	(17)	(15)
% Total Revenue	44.5%	48.0%	+3	+3
Other Operating Income and Expense	839	425	97	101
% Total Revenue	8.0%	3.6%	+4	+4

Operating Profit	1,842	1,341	37	22
% Total Revenue	17.6%	11.4%	+6	+4
Net Finance Expense	(742)	(636)	17	3
Joint Ventures and Associates	(26)	(12)	113	113
Profit Before Tax	1,074	693	55	38
Taxation	(116)	(99)
Tax Rate	11%	14%
Profit After Tax	958	594	61	43

Earnings Per Share ($)	0.80	0.51	58	41
* Gross margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. In H1 2017 Cost of Sales included $41m of costs relating to externalisation activities (H1 2016: $28m).

Q2 2017	Reported
	Q2 2017	Q2 2016	Actual	CER
	$m	$m	% change
Total Revenue	5,051	5,603	(10)	(8)
Product Sales	4,940	5,469	(10)	(8)
Externalisation Revenue	111	134	(17)	(15)

Cost of Sales	(950)	(1,062)	(11)	(10)
\
Gross Profit	4,101	4,541	(10)	(8)
Gross Margin*	80.8%	80.6%	-	-

Distribution Expense	(72)	(91)	(20)	(17)
% Total Revenue	1.4%	1.6%	-	-
R&D Expense	(1,349)	(1,465)	(8)	(4)
% Total Revenue	26.7%	26.1%	-1	-1
SG&A Expense	(2,358)	(3,052)	(23)	(20)
% Total Revenue	46.7%	54.5%	+8	+7
Other Operating Income and Expense	603	370	63	65
% Total Revenue	11.9%	6.6%	+5	+5

Operating Profit	925	303	n/m	n/m
% Total Revenue	18.3%	5.4%	+13	+12
Net Finance Expense	(420)	(325)	29	(3)
Joint Ventures and Associates	(13)	(8)	55	55
Profit/(Loss) Before Tax	492	(30)	n/m	n/m
Taxation	(46)	(1)
Tax Rate	9%	(3)%
Profit/(Loss) After Tax	446	(31)	n/m	n/m

Earnings Per Share ($)	0.38	0.00	n/m	n/m
* Gross margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. In Q2 2017 Cost of Sales included $3m of costs relating to externalisation activities (Q2 2016: $nil).

H1 2017	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Diabetes Alliance	Other1	Core2	Core
							Actual	CER
	$m	$m	$m	$m	$m	$m	% change
Gross Profit	8,612	81	58	-	-	8,751	(10)	(9)
Gross Margin3	81.5%					83.0%	+1	-

Distribution Expense	(149)	-	-	-	-	(149)	(11)	(7)
R&D Expense	(2,802)	142	43	-	-	(2,617)	(7)	(4)
SG&A Expense	(4,658)	197	508	133	92	(3,728)	(12)	(9)
Other Operating Income and Expense	839	76	43	-	-	958	105	108

Operating Profit	1,842	496	652	133	92	3,215	7	3
% Total Revenue	17.6%					30.7%	+5	+4

Net Finance Expense	(742)	-	-	164	221	(357)	13	7

Taxation	(116)	(104)	(162)	(107)	(40)	(529)	15	11

Earnings Per Share ($)	0.80	0.31	0.38	0.15	0.22	1.86	5	1
1 Other adjustments include discount unwind on acquisition-related liabilities (see Note 4), provision charges related to certain legal matters (see Note 5) and foreign-exchange gains and losses relating to the classification of certain non-structural intra-group loans, pending the outcome of the current ongoing review.
2 Each of the measures in the Core column in the above table are non-GAAP measures.
3 Gross margin as a percentage of Product Sales reflects gross profit derived from Product Sales, divided by Product Sales. In H1 2017 Cost of Sales included $41m of costs relating to externalisation activities (H1 2016: $28m). Movements in Gross Margin are expressed in percentage points.

Q2 2017	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Diabetes Alliance	Other1	Core2	Core
							Actual	CER
	$m	$m	$m	$m	$m	$m	% change
Gross Profit	4,101	43	29	-	-	4,173	(9)	(7)
Gross Margin3	80.8%					82.3%	+1	+1

Distribution Expense	(72)	-	-	-	-	(72)	(20)	(17)
R&D Expense	(1,349)	38	32	-	-	(1,279)	(8)	(4)
SG&A Expense	(2,358)	103	256	31	69	(1,899)	(10)	(7)
Other Operating Income and Expense	603	-	22	-	-	625	60	61

Operating Profit	925	184	339	31	69	1,548	10	8
% Total Revenue	18.3%					30.6%	+6	+5

Net Finance Expense	(420)	-	-	82	155	(183)	15	(1)

Taxation	(46)	(38)	(84)	(70)	(33)	(271)	28	24

Earnings Per Share ($)	0.38	0.12	0.19	0.03	0.15	0.87	5	6
1 Other adjustments include discount unwind on acquisition-related liabilities (see Note 4), provision charges related to certain legal matters (see Note 5) and foreign-exchange gains and losses relating to the classification of certain non-structural intra-group loans, pending the outcome of the current ongoing review.
2 Each of the measures in the Core column in the above table are non-GAAP measures.
3 Gross margin as a percentage of Product Sales reflects gross profit derived from Product Sales, divided by Product Sales. In Q2 2017 Cost of Sales included $3m of costs relating to externalisation activities (Q2 2016: $nil). Movements in Gross Margin are expressed in percentage points.

Profit and Loss Commentary for the Half

Gross Profit
Reported Gross Profit declined by 11% (10% at CER) to $8,612m, partly reflecting the residual effects of the Crestor and Seroquel XR loss of exclusivity in the US on Product Sales. Excluding the impact of Externalisation Revenue, the Reported Gross Profit Margin was stable (down one percentage point at CER) at 81.5%.

Core Gross Profit declined by 10% (9% at CER) to $8,751m and, excluding the impact of Externalisation Revenue, the Core Gross Profit margin increased by one percentage point to 83.0% (stable at CER), reflecting the mix of sales, the growing influence of specialty-care medicines, the impact of losses of exclusivity and the resilience of some legacy medicines in established markets.

Operating Expenses: R&D
Reported R&D costs declined by 5% (1% at CER) to $2,802m, with the Company continuing to focus on resource prioritisation and cost discipline. Core R&D costs declined by 7% (4% at CER) to $2,617m. Core R&D costs over the full year are expected to be broadly in line with those in FY 2016.

Operating Expenses: SG&A
Reported SG&A costs declined by 17% (15% at CER) to $4,658m, reflecting the evolving shape of the business. Core SG&A costs declined by 12% (9% at CER) to $3,728m. Core SG&A costs over the full year are not expected to decline by the extent seen in the first half.

The Company has continued to consolidate its operations used by multiple parts of the business. It is committed to driving simplification and standardisation through centralisation in shared services of back-office and some middle-office activities that are currently performed in various enabling units, including Finance, HR, Procurement and IT. Instead of operating numerous shared-service centres and managing outsourced vendors independently, the recently-launched Global Business Services organisation will, over time, provide integration of governance, locations and business practices to all shared services and outsourcing activities across AstraZeneca.

Other Operating Income and Expense
Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from disposal transactions is reported within Other Operating Income and Expense in the Company's financial statements.

Reported Other Operating Income and Expense increased by 97% (101% at CER) to $839m and included:
●            $291m resulting from the sale of rights to Seloken in Europe to Recordati S.p.A (Recordati)
●            $165m resulting from the sale of the global rights to Zomig outside Japan to the Grünenthal Group (Grünenthal)
●            $161m of gains recognised on the sale of short-term investments
●            A milestone receipt of $50m in relation to the disposal of Zavicefta (ceftazidime and avibactam) to Pfizer Inc.
●            Income from the monetisation of an asset related to a previously-partnered legacy medicine

Core Other Operating Income and Expense increased by 105% (108% at CER) to $958m, with the difference to Reported Other Operating Income and Expense primarily driven by a restructuring charge taken against land and buildings.

Operating Profit
Reported Operating Profit increased by 37% (22% at CER) to $1,842m. The Reported Operating Margin increased by six percentage points (four percentage points at CER) at 18% of Total Revenue. Core Operating Profit increased by 7% (3% at CER) to $3,215m. The Core Operating Margin increased by five percentage points (four percentage points at CER) to 31% of Total Revenue.

Net Finance Expense
Reported Net Finance Expense increased by 17% to $742m, primarily reflecting an adverse foreign-exchange impact caused by the strengthening of sterling and euro against the dollar. Reported Net Finance Expense increased by 3% at CER, reflecting the impact of a bond issuance in the half and an increase in Net Debt that was driven by the majority investment in Acerta Pharma in February 2016. Excluding the discount unwind on acquisition-related liabilities and the adverse foreign-exchange impact, Core Net Finance Expense increased by 13% (7% at CER) to $357m.

Taxation
The Reported and Core tax rates for the half were 11% and 19% respectively. The Reported tax rate was lower than the 2017 UK Corporation Tax Rate of 19.25%, mainly due to the impact of tax settlements and non-taxable fair value adjustments relating to contingent consideration on business combinations. The Core tax rate was lower than the aforementioned 2017 UK Corporation Tax Rate, mainly due to the impact of tax settlements.

The net cash tax paid for the half was $336m, representing 31% of Reported Profit Before Tax and 12% of Core Profit Before Tax. Reduced net tax cash payments primarily reflected refunds following a previously-disclosed agreement of inter-government transfer pricing agreements. The Reported and Core tax rates for the comparative period were 14% and 17%, respectively.

Earnings Per Share (EPS)
Reported EPS of $0.80 represented an increase of 58% (41% at CER). Core EPS grew by 5% (1% at CER) to $1.86. The Core performance was driven by continued progress on cost control and an increase in Other Operating Income and Expense, partly offset by a decline in Total Revenue.

Dividends
The Board has recommended an unchanged first interim dividend of $0.90 (68.9 pence, 7.40 SEK) per Ordinary Share.

Cash Flow and Balance Sheet

Cash Flow
The Company generated a net cash inflow from operating activities of $338m in the half, compared with $1,374m in the comparative period. The reduction reflected a lower profit, after deductions of gains on disposal of intangible assets, as well as a higher increase in working capital and short-term provisions due to a significant increase in the level of debt factoring in the comparative period.

Net cash outflows from investing activities were $351m in the half compared with $3,948m in the comparative period. The prior-period outflow primarily reflected the upfront payment as part of the majority investment in Acerta Pharma.

The cash payment of contingent consideration in respect of the Bristol-Myers Squibb Company share of the global Diabetes alliance amounted to $185m in the half, comprising a $100m milestone payment in respect of Qtern and royalty payments.

Net cash inflows from financing activities were $146m in the half compared to outflows of $6m in the comparative period.

Capital Expenditure
Capital expenditure amounted to $549m in the half, which included investment in the new global headquarters in Cambridge, UK, as well as strategic manufacturing capacity in the UK, the US, Sweden and China.

Debt and Capital Structure
At 30 June 2017, outstanding gross debt (interest-bearing loans and borrowings) was $19,725m (30 June 2016: $17,579m). Of the gross debt outstanding at 30 June 2017, $2,933m was due within one year (30 June 2016: $1,060m). The Company's net debt position at 30 June 2017 was $13,012m (30 June 2016: $12,734m).

On 5 June 2017, the Company announced that it had priced a global bond offering totalling $2bn; the offering closed on 12 June 2017. The intended use of the net proceeds of the issue was for general corporate purposes, including the potential refinancing of existing indebtedness. The transaction consisted of the following three tranches:

●            $1bn of five-year fixed-rate notes with a coupon of 2.375%
●            $0.75bn of 10-year fixed-rate notes with a coupon of 3.125%
●            $0.25bn of five-year floating-rate notes

Capital Allocation
The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. After providing for investment in the business, supporting the progressive dividend policy and maintaining a strong, investment-grade credit rating, the Board will keep under review potential investment in immediately earnings-accretive, value-enhancing opportunities.

Foreign-Exchange Rates

Sensitivity
The Company provides the following currency sensitivity information:

		Average Exchange Rates Versus USD			Impact Of 5% Strengthening In Exchange Rate Versus USD ($m)1
Currency	Primary Relevance	FY 2016	H1 20172	% change	Total Revenue	Core Operating Profit
EUR	Product Sales	0.90	0.92	-2%	+179	+123
JPY	Product Sales	108.84	112.43	-3%	+104	+71
CNY	Product Sales	6.65	6.87	-3%	+131	+74
SEK	Costs	8.56	8.86	-3%	+7	-98
GBP	Costs	0.74	0.79	-7%	+29	-131
Other3					+194	+124
1Based on 2016 results at 2016 actual exchange rates. 2Based on average daily spot rates between 1 January and 30 June 2017. 3Other important currencies include AUD, BRL, CAD, KRW and RUB.

Foreign-Exchange Hedging
AstraZeneca monitors the impact of adverse currency movements on a portfolio basis, recognising correlation effects. The Company may hedge to protect against adverse impacts on cash flow over the short to medium term. As at 30 June 2017, AstraZeneca had hedged 96% of forecast short-term currency exposure that arises between the booking and settlement dates on Product Sales and non-local currency purchases.

Related-Party Transactions
There have been no significant related-party transactions in the period.

Principal Risks and Uncertainties
It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 20 to 21 of the Annual Report and Form 20-F Information 2016, will change in respect of the second six months of the financial year. Further information on our key risk management and assurance processes are set out on pages 214 to 225 of the Annual Report and Form 20-F Information 2016. In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2016 are:

a) Medicine Pipeline and Intellectual Property Risks
Failure or delay in delivery of pipeline and new medicines; failure to meet quality, regulatory and ethical medicine approval and disclosure requirements; failure to secure and protect product intellectual property.

b) Commercialisation Risks
Competitive pressures including externally driven demand, pricing and access; failures or delays in quality execution of commercial strategies.

c) Supply Chain and Business-Execution Risks
Failure to maintain a supply of compliant, quality product; failure of information technology and data security and privacy; delivery of gains from productivity initiatives; failure to attract, develop, engage and retain talented and capable employees at all levels.

d) Legal, Regulatory and Compliance Risks
Safety and efficacy of marketed products is questioned; adverse outcome of defence of product, pricing and practices litigation; failure to meet regulatory and ethical expectations on commercial practices, including bribery and corruption, and scientific exchanges.

e) Economic and Financial Risks
Failure to achieve strategic plans and meet targets and expectations.

Corporate and Business Development Update
________________________________________________________________________________________

The highlights of the Company's corporate and business development activities since the prior results announcement are shown below:

a) Agreement for Seloken In Europe
On 22 May 2017, AstraZeneca announced that it had entered into an agreement with Recordati for the commercial rights to Seloken/Seloken ZOK (metoprolol tartrate and metoprolol succinate respectively) and associated Logimax fixed-dose combination (metoprolol succinate and felodipine) treatments in Europe. Metoprolol succinate is a beta-blocker for the control of hypertension, angina and heart failure. AstraZeneca will continue to commercialise the medicines in all other markets, where it holds the rights.

Recordati paid AstraZeneca $291m upon completion of the agreement in June 2017 (completion pending in Romania). AstraZeneca will also receive sales-related income through tiered royalties, initially at a double-digit percentage of sales. AstraZeneca manufactures and supplies the medicines to Recordati under a supply agreement. Based on the level of ongoing interest AstraZeneca will retain in the brands in Europe, the $291m upfront and tiered royalties are reported under Other Operating Income and Expense in the Company's financial statements.

b) Agreement with Grünenthal to divest rights to migraine treatment Zomig
On 7 June 2017, AstraZeneca announced that it had entered an agreement with Grünenthal for the global rights to Zomig (zolmitriptan) outside Japan. Zomig is indicated for the acute treatment of migraines and cluster headaches, an area of medicine outside AstraZeneca's strategic focus.

Grünenthal paid AstraZeneca consideration of $200m in June 2017, of which $165m was reported within Other Operating Income and Expense in the first half, with the remainder being deferred. AstraZeneca will also receive up to an additional $102m in future milestone payments. Grünenthal acquired the rights to Zomig in all markets outside Japan, including the US, where the rights were previously licensed to Impax Pharmaceuticals (Impax). Impax continues to market Zomig in the US. AstraZeneca continues to manufacture and supply the medicine to Grünenthal during a transition period.

c) Collaboration to develop and commercialise anticalin-based inhaled treatments for Respiratory Diseases
On 3 May 2017, AstraZeneca announced a strategic collaboration in respiratory diseases with Pieris Pharmaceuticals, Inc. (Pieris) to develop novel inhaled drugs that leverage Pieris's Anticalin platform. Anticalin molecules are engineered proteins which can mimic antibodies by binding to sites either on other proteins or on small molecules. They are smaller than monoclonal antibodies, offering the potential of direct delivery to the lung.

AstraZeneca will make upfront and near-term milestone payments to Pieris in the amount of $57.5m, anticipated in Q3 2017. Pieris has the potential to receive development-dependent milestones and eventual commercial payments for all products not exceeding $2.1bn, as well as tiered royalties on the sales of any potential products commercialised by AstraZeneca.

d) Senior Executive Team (SET) changes
On 28 April 2017, a number of changes to the SET took effect. Iskra Reic was appointed Executive Vice President (EVP), Europe, with responsibility for sales, marketing and commercial operations across AstraZeneca's businesses in 30 European countries. Jamie Freedman was appointed EVP & Head, Oncology Business Unit, with responsibility for sales, marketing, and medical affairs and diagnostics activities for Oncology medicines globally, as well as Oncology commercial operations in the US, UK, Spain, Italy, Germany and France. Both became members of the SET, reporting to the Chief Executive Officer. In addition, having joined the SET in December 2016, the responsibilities of Leon Wang, EVP, International were expanded to add Latin America & Brazil, Russia & Eurasia, and the Middle East & Africa to his previous Asia-Pacific territories. He continues to report to the Chief Executive Officer.

Research and Development Update
________________________________________________________________________________________

A comprehensive table with AstraZeneca's pipeline of medicines in human trials can be found later in this document.

Since the results announcement on 27 April 2017 (the period):

Regulatory Approvals	4	- Imfinzi - bladder cancer (US) - Faslodex - breast cancer (1st line) (EU, JP) - Kyntheum (broadalumab) - psoriasis (EU) (received by partner)
Regulatory Submission Acceptances	2	- Lynparza - ovarian cancer (2nd line) (EU, JP) - Bevespi - COPD (EU)
Phase III or Major Data Readouts	3

-     Imfinzi - lung cancer (PACIFIC)
-     Bydureon - type-2 diabetes CVOT (met primary safety objective, did not meet primary efficacy objective)
-     tralokinumab - severe, uncontrolled asthma (did not meet primary endpoint)

New Molecular Entities(NMEs) In Phase III Trials Or Under Regulatory Review	12

Oncology
-     Imfinzi + treme - multiple cancers
-     acalabrutinib - blood cancers
-     moxetumomab pasudotox - leukaemia
-     selumetinib - thyroid cancer
-     savolitinib - kidney cancer

Cardiovascular & Metabolic Diseases
-     ZS-9 (sodium zirconium cyclosilicate)* - hyperkalaemia
-     roxadustat* - anaemia

Respiratory
-     benralizumab - severe, uncontrolled asthma*, COPD
-     tralokinumab - severe, uncontrolled asthma
-     PT010 - COPD

Other
-     anifrolumab - lupus
-     lanabecestat - Alzheimer's disease

Projects in Clinical Pipeline	129
*Under Regulatory Review
The table shown as of 27 July 2017

ONCOLOGY
AstraZeneca has a deep-rooted heritage in Oncology and offers a growing line of new medicines that has the potential to transform patients' lives and the Company's future. At least six Oncology medicines are expected to be launched between 2014 and 2020, of which Lynparza, Tagrisso and Imfinzi are already benefitting patients. An extensive pipeline of small-molecule and biologic medicines is in development and the Company is committed to advancing New Oncology, primarily focused on lung, ovarian, breast and blood cancers, as one of AstraZeneca's five Growth Platforms.

At the recent 2017 American Society of Clinical Oncology (ASCO) annual meeting, AstraZeneca presented new data on its expanding line of cancer medicines through 100 Company-sponsored and supported abstracts, including five 'Best of ASCO' presentations, 11 oral presentations and eight poster discussions. Content highlighted new data on approved and potential new medicines from the Company's pipeline across multiple scientific platforms and tumour types.

a) Lynparza (multiple cancers)
During the period, the Company received regulatory submission acceptance in the EU for Lynparza's SOLO-2 trial in women with germline BRCA-mutated, platinum-sensitive relapsed ovarian cancer. Among other objectives, this regulatory submission aimed at bringing the new Lynparza tablets to patients in the EU. Furthermore, the Company made a regulatory submission in Japan for the use of Lynparza in 2nd-line, BRCA-mutated advanced or metastatic ovarian cancer. This followed an Orphan Drug Designation received during the first quarter of 2017. Presently, there are no approved medicines in Japan to treat BRCA-mutated ovarian cancer.

At the 2017 ASCO annual meeting, the Company presented positive results from the Phase III OlympiAD trial of patients with HER2-negative, metastatic breast cancer, harbouring germline BRCA1 or BRCA2 mutations. Results showed a statistically-significant and clinically-meaningful improvement in progression-free survival (PFS) for patients treated with Lynparza tablets (300mg twice daily), compared to treatment with physician's choice of standard-of-care (SoC) chemotherapy. The trial met its primary endpoint, showing that patients treated with Lynparza had a 42% reduction in the risk of disease worsening or death (hazard ratio, HR=0.58; 95% CI 0.43-0.80) and a median PFS of 7.0 vs 4.2 months compared to those who received chemotherapy (capecitabine, vinorelbine, eribulin). The primary endpoint was assessed by blinded independent central review (BICR). The OlympiAD trial was the first positive outcome in a Phase III trial to evaluate the safety and efficacy of a PARP inhibitor beyond ovarian cancer.

b) Tagrisso (lung cancer)
While the original results of the AURA3 trial were presented in 2016, a follow-on analysis at the 2017 ASCO meeting showed that Tagrisso also demonstrated efficacy in those patients with disease progression to the central nervous system (CNS). The data were consistent with earlier clinical and pre-clinical findings showing the potential of Tagrisso to penetrate the blood-brain barrier. In the newly-shared results of AURA3, Tagrisso 80mg once-daily tablets demonstrated that, in patients with CNS metastases, there was no significant imbalance in the hazard ratio (HR=0.32 or 68% reduction in the risk of disease worsening or death) compared to patients in AURA3 overall (HR=0.30). In the AURA3 trial, the adverse-event profiles for Tagrisso and platinum-based doublet chemotherapy were consistent with previous trials.

c) Faslodex (breast cancer)
On 26 July 2017, the Company announced approval in the EU for the expansion of Faslodex use into 1st-line treatment of hormone-receptor positive, metastatic breast cancer. The approval was based on data from the Phase III FALCON trial, where Faslodex 500mg demonstrated superiority over anastrozole 1mg in the treatment of locally-advanced or metastatic breast cancer in post-menopausal patients who had not received prior hormonal-based medicine for HR+ breast cancer. The FALCON trial data showed that Faslodex significantly reduced the risk of disease worsening or death by 20% (HR=0.80). This new indication for Faslodex was approved in Japan and Russia during the period and is under review in the US.

d) Savolitinib (kidney cancer)
AstraZeneca, and its partner Hutchison China MediTech Limited, announced in June 2017 that they had initiated a global, pivotal Phase III, open-label, randomised multi-centre registrational trial of the highly-selective inhibitor of c-MET receptor tyrosine kinase, savolitinib, in c-MET-driven papillary renal cell carcinoma (PRCC). This is the first pivotal trial ever conducted in c-MET-driven PRCC and the first molecularly-selected trial in renal cell carcinoma (RCC), a form of kidney cancer. The SAVOIR trial is designed to support registration of this potential medicine in the US and EU and is supported by the results of the Phase II trial.

e) Imfinzi (multiple cancers)
The Company continues to advance multiple monotherapy trials of Imfinzi and combination trials of Imfinzi with tremelimumab and other potential new medicines. The combination of Imfinzi and tremelimumab is being assessed in Phase III trials in bladder cancer, non-small cell lung cancer NSCLC, small cell lung cancer (SCLC), head and neck squamous cell carcinoma (HNSCC) and in Phase I/II trials in hepatocellular carcinoma, gastric cancer, pancreatic cancer and haematological malignancies.

Bladder Cancer
On 1 May 2017, Imfinzi received accelerated approval in the US for the treatment of patients with locally-advanced or mUC who have disease progression during or following platinum-containing chemotherapy, or whose disease has progressed within 12 months of receiving platinum-containing chemotherapy before (neoadjuvant) or after (adjuvant) surgery. Approval was granted in an 'all-comer' population based on both tumour response rate and duration of response. Data from Study 1108, which supported this approval, was shared at the recent 2017 ASCO annual meeting and showed a 17.0% objective response rate (ORR) by BICR in all-comers and a 26.3% ORR in patients with PDL1-positive tumours.

The STRONG trial, a Phase IIIb, modular, five-year safety, open-label trial commenced dosing in the period and will evaluate the safety of the fixed dosing of Imfinzi + tremelimumab combination therapy or Imfinzi monotherapy in patients with advanced solid tumours (via tumour specific modules). The first tumour module dosed was bladder cancer.

Ongoing key trials include:

Name	Phase	Line of Treatment	Population	Design	Timelines	Status
DANUBE	III	1st line	Cisplatin chemo- therapy- eligible/ ineligible bladder cancer	Imfinzi, Imfinzi + treme vs SoC chemotherapy	FPCD1 Q4 2015 LPCD2 Q1 20173 First data anticipated H2 2018	Recruitment completed
1First Patient Commenced Dosing
2Last Patient Commenced Dosing
3Global trial, excluding China

Lung Cancer
During the period, the Company maintained strong momentum in its immunotherapy efforts in lung cancer, with an early data readout from the PACIFIC trial. This is a Phase III, randomised, double-blinded, placebo-controlled multi-centre trial of Imfinzi as sequential treatment in patients with locally-advanced, unresectable (Stage III) NSCLC, who had not progressed following standard platinum-based chemotherapy concurrent with radiation therapy. A planned interim analysis focused on PFS, conducted by an Independent Data Monitoring Committee, concluded that the trial had already met a primary endpoint by showing statistically-significant and clinically-meaningful reduction in the risk of disease worsening or death (PFS), as assessed by a blinded and independent review panel, in patients receiving Imfinzi compared to placebo. The results also demonstrated a favourable benefit/risk profile. The trial will continue in order to evaluate overall survival (OS), the other primary endpoint, which will be assessed in due course as specified by the protocol. AstraZeneca plans to submit the initial results from the PACIFIC trial for presentation at a forthcoming medical meeting.

Additional progress was made in the treatment of lung cancer when the last patient commenced dosing in the NEPTUNE trial, as well as first patient commencing dosing in the POSEIDON trial. Ongoing key trials are included in the following table:

Name	Phase	Line of Treatment	Population	Design	Timelines	Status
Monotherapy
ADJUVANT*	III	N/A	Stage Ib-IIIa NSCLC	Imfinzi vs placebo	FPCD Q1 2015 First data anticipated 2020	Recruitment ongoing
PACIFIC	III	N/A	Stage III unresectable NSCLC	Imfinzi vs placebo	FPCD Q2 2014 LPCD Q2 2016 Final OS data anticipated 2019	Recruitment completed PFS data positive Q2 2017
PEARL	III	1st line	NSCLC (Asia)	Imfinzi vs SoC chemotherapy	FPCD Q1 2017 First data anticipated 2020	Recruitment ongoing
Combination therapy
MYSTIC	III	1st line	NSCLC	Imfinzi, Imfinzi + treme vs SoC chemotherapy	FPCD Q3 2015 LPCD Q3 2016 First data anticipated mid-2017	Recruitment completed
NEPTUNE	III	1st line	NSCLC	Imfinzi + treme vs SoC chemotherapy	FPCD Q4 2015 LPCD Q2 2017 First data anticipated H2 2018	Recruitment completed
POSEIDON	III	1st line	NSCLC	Imfinzi + SoC, Imfinzi + treme + SoC vs SoC chemotherapy	FPCD Q2 2017 First data anticipated 2019	Recruitment ongoing
ARCTIC	III	3rd line	PDL1- low/neg. NSCLC	Imfinzi, tremelimumab, Imfinzi + treme vs SoC chemotherapy	FPCD Q2 2015 LPCD Q3 2016 First data anticipated H2 2017	Recruitment completed
CASPIAN	III	1st line	Small-cell lung cancer (SCLC)	Imfinzi + SoC, Imfinzi + treme + SoC vs SoC chemotherapy	FPCD Q1 2017 First data anticipated 2020	Recruitment ongoing
*Conducted by the National Cancer Institute of Canada

Head and Neck Cancer

During the period, there was no update from the ongoing programme. Ongoing key trials include:

Name	Phase	Line of Treatment	Population	Design	Timelines	Status
Combination therapy
KESTREL	III	1st line	HNSCC	Imfinzi, Imfinzi + treme vs SoC	FPCD Q4 2015 LPCD Q1 2017 First data anticipated H1 2018	Recruitment completed
EAGLE	III	2nd line	HNSCC	Imfinzi, Imfinzi + treme vs SoC	FPCD Q4 2015 First data anticipated H1 2018	Recruitment ongoing

CARDIOVASCULAR & METABOLIC DISEASES
AstraZeneca has been a driving force in cardiovascular (CV) science for more than 100 years and continues to be a pioneer in the industry, both with its current portfolio and innovation-rich pipeline. This therapy area includes a broad diabetes portfolio, differentiated devices and unique small and large-molecule programmes to reduce morbidity, mortality and organ damage across CV, renal and metabolic diseases.

a) Brilique (CV disease)
During the period, a new formulation of Brilique 90mg, an orally-dispersable tablet (ODT), was approved by the EMA, making Brilique the first and only P2Y12 receptor inhibitor to be made available in ODT form in Europe. This approval will expand the use of Brilique in patients who are unable to swallow traditional tablets of the medicine.

b) Farxiga (type-2 diabetes)
At the 2017 American Diabetes Association (ADA) Scientific Sessions, AstraZeneca presented over 50 abstracts, including updated safety data on the risk-benefit profile of Farxiga and data from the DURATION-8 trial evaluating the efficacy and safety of Farxiga in combination with Bydureon.
In the updated safety analysis of Farxiga, data pooled from 30 Phase IIb/III clinical trials showed no new safety signals and the incidence of adverse events was generally similar to that in the control groups. Importantly, there was no imbalance in lower-limb amputations, with eight (0.1%) patients and seven (0.2%) patients identified in the Farxiga and control groups, respectively.

c) Bydureon (type-2 diabetes)
Data from the DURATION-7 trial were presented in the period at the 2017 ADA meeting. The trial assessed the efficacy and safety of adding Bydureon or placebo to insulin, in patients whose type-2 diabetes was inadequately controlled with basal insulin and metformin. The trial showed that a once-weekly injection of Bydureon is an effective and well-tolerated option for patients with type-2 diabetes and shows benefits, such as 25.1% of patients achieving target A1C levels, lower fasting glucose levels, reduced body weight (1.5kg) and better glycaemic control than patients on placebo. During the period, regulatory submissions for adding these results to the existing Bydureon label were accepted in the US and the EU.

The results from the Phase III EXSCEL cardiovascular outcomes trials are covered below.

d) Medicines in CV outcomes trials
As a follow-up to the CVD-REAL real-world evidence study presented at the 2017 American College of Cardiology Session and Expo, AstraZeneca shared additional findings at the 2017 European Society of Cardiology Heart Failure meeting and at the 2017 ADA meeting from the main data set of over 300,000 patients. The findings showed that patients with and without established CV disease were at a lower risk of both death and heart failure after initiation of treatment with SGLT2 medicines versus other oral anti-diabetic (OAD) medicines. The lower risk of events with SGLT2 medicines versus other OAD medicines was consistent across sub-groups and geographies, suggesting that SGLT2 medicines may benefit a broad population of patients.

In analyses specific to Farxiga, compared to DPP-4 medicines in a two-country data set of approximately 34,000 patients, data showed that Farxiga was associated with lower risk of hypertensive heart failure (HF) (37%) and death (27%), as well as a Major Adverse Cardiac Events (MACE), a composite endpoint of CV death, non-fatal myocardial infarction or non-fatal stroke (29%), and hospitalisation for kidney disease (62%). In this Farxiga-specific data set, the majority of patients (79%) did not have established CV disease at the time their medical records were first evaluated.

During the period, the Company announced that the EXSCEL trial had met its primary safety objective of non-inferiority for MACE, in adults with type-2 diabetes at a wide range of CV risk. These results addressed the US FDA requirement that medicines to treat type-2 diabetes are not associated with an increase in CV risk. Fewer CV events were observed in the Bydureon arm of the trial; however, the efficacy objective of a superior reduction in MACE did not reach statistical significance. Data were consistent with the known safety profile of Bydureon and will be presented at the September 2017 European Association for the Study of Diabetes meeting in Lisbon, Portugal.

Ongoing outcomes trials for patients with type-2 diabetes or dyslipidaemia (abnormal levels of lipids and lipoproteins in the blood) are highlighted in the following table:

Medicine	Trial	Mechanism	Population	Primary Endpoint	Timeline
Bydureon	EXSCEL	GLP-1 agonist	~14,000 patients with type-2 diabetes	Time to first occurrence of CV death, non-fatal myocardial infarction or non-fatal stroke	Data presentation: EASD1, September 2017
Farxiga	DECLARE	SGLT2 inhibitor	~17,0002 patients with type-2 diabetes	Time to first occurrence of CV death, non-fatal myocardial infarction or non-fatal stroke	H2 2018 (final analysis)
Farxiga	DAPA-HF	SGLT2 inhibitor	~4,500 patients with heart failure	Time to first occurrence of CV death or hospitalisation for HF or an urgent HF visit	FPCD Q1 2017
Farxiga	DAPA-CKD	SGLT2 inhibitor	~4,000 patients with chronic kidney disease (CKD)	Time to first occurrence of ≥50% sustained decline in eGFR3 or reaching ESRD4 or CV death or renal death	FPCD Q1 2017
Epanova	STRENGTH	Omega-3 carboxylic acids	~13,000 patients with mixed dyslipidaemia	Time to first occurrence of CV death, non-fatal myocardial infarction or non-fatal stroke	2019 (final analysis)
1European Association for the Study of Diabetes
2Includes ~10,000 patients who have had no prior index event (primary prevention) and ~7,000 patients who have suffered an index event (secondary prevention)
3Estimated Glomerular Filtration Rate
4End Stage Renal Disease

e) ZS-9 (sodium zirconium cyclosilicate) (hyperkalaemia)
In April 2017, the EMA informed AstraZeneca that the Marketing Authorisation Application decision process for ZS-9 was put on hold until the agency had performed an inspection of the dedicated substance-manufacturing facility in Texas. This followed receipt of a second Complete Response Letter from the US FDA, as announced on 17 March 2017. During the period, the Company made progress in addressing the manufacturing deficiencies identified by the FDA inspection and expects to provide an update in due course.

RESPIRATORY
AstraZeneca's Respiratory portfolio is aimed at transforming the treatment of asthma and COPD through combination inhaled therapies, biologics for the unmet medical needs of specific patient populations and an early pipeline focused on disease modification.

The growing range of medicines includes up to four anticipated launches between 2017 and 2020. The capability in inhalation technology spans both pressurised metered-dose inhalers and dry-powder inhalers to serve patient needs, as well as the innovative Aerosphere co-suspension Delivery Technology, a focus of AstraZeneca's future-platform development for respiratory-disease combination therapies.

a) Benralizumab (asthma)
During the American Thoracic Society international conference in May 2017, the Company presented data for the Phase III ZONDA trial, showing a statistically-significant and clinically-meaningful reduction in daily-maintenance, oral corticosteroid (OCS) use compared with placebo for patients with severe, uncontrolled OCS-dependent eosinophilic asthma receiving benralizumab. Patients treated with benralizumab achieved a median reduction in OCS dose of 75% and were more than four times as likely to reduce their OCS dose than those on placebo. Benralizumab also reduced overall exacerbation rates by 70% and exacerbations requiring emergency-department visits or hospitalisations by 93%. These positive trial results were published simultaneously in the New England Journal of Medicine.

b) Tralokinumab (asthma)
During the period, the STRATOS 1 trial of tralokinumab, an anti-interleukin-13 (IL-13) human monoclonal antibody, did not meet its primary endpoint of a significant reduction in the annual asthma exacerbation rate (AAER) in the overall population of severe, uncontrolled-asthma patients, compared with placebo. However, a clinically-relevant reduction in AAER was observed in a sub-population of patients with an elevated biomarker associated with increased IL-13 activity. This sub-group of patients will now be the focus for the future analysis of STRATOS 2, the second ongoing pivotal Phase III trial, which is anticipated to report later this year. Potential future regulatory submissions for tralokinumab will be dependent on the combined analysis of both STRATOS 1 and STRATOS 2.

c) PT010 (COPD)
PT010 is currently in Phase III trials in patients with moderate to severe COPD. During the period, the last patient commenced dosing in both the KRONOS and TELOS trials. Data for PT010 is anticipated in the first half of 2018.

OTHER
a) Brodalumab (psoriasis)
On 20 July 2017, AstraZeneca announced that its partner, LEO Pharma, was granted full approval by the EMA for Kyntheum (brodalumab) for the treatment of adult patients with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy and have failed to respond or no longer respond to other systemic therapies. Through a collaboration agreement, LEO Pharma holds exclusive rights to develop and commercialise Kyntheum in Europe.

In the US, brodalumab is approved under the brand name Siliq and marketed by AstraZeneca's partner, Valeant.

b) Anifrolumab (lupus)
During the period, the Company completed the enrolment of the first of two Phase III trials (TULIP 1) of anifrolumab in patients with moderate-to-severe systemic lupus erythematosus (SLE, or lupus). Data readouts from both the TULIP 1 and TULIP 2 trials are expected in H2 2018, with anticipated regulatory submissions in 2019.

The Company also enrolled the first patient into the SLE Prospective Observational Cohort Study (SPOCS) trial, a unique, AstraZeneca-led collaboration between industry and academic centres to characterise SLE disease activity, treatment, patient reported outcomes, comorbidities, healthcare resource use and the impact on quality of life among the general population of patients with moderate to severe SLE and by the type-I Interferon gene signature (IFNGS) test high-versus-low patient groups. SPOCS will enrol c.1,500 patients and provide important information about possible associations of type-I IFNGS with disease characteristics and outcomes for patients with moderate-to-severe SLE.

AstraZeneca Development Pipeline 30 June 2017
________________________________________________________________________________________

AstraZeneca-sponsored or -directed trials
Phase III / Pivotal Phase II / Registration
New Molecular Entities (NMEs) and significant additional indications

Regulatory submission dates shown for assets in Phase III and beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Regulatory Acceptance Date / Submission Status
				US	EU	Japan	China
Oncology
acalabrutinib#	BTK inhibitor	B-cell malignancy	Q1 2015	H2 2017 (Orphan drug)
acalabrutinib#	BTK inhibitor	1st-line chronic lymphocytic leukaemia	Q3 2015	2020 (Orphan drug)	2020 (Orphan drug)
acalabrutinib#	BTK inhibitor	relapsed/refractory chronic lymphocytic leukaemia, high risk	Q4 2015	2020 (Orphan drug)	2020 (Orphan drug)
acalabrutinib	BTK inhibitor	1st-line mantle cell lymphoma	Q1 2017	2023
selumetinibASTRA	MEK inhibitor	differentiated thyroid cancer	Q3 2013	2018 (Orphan drug)	2018
moxetumomab pasudotox# PLAIT	anti-CD22 recombinantimmunotoxin	hairy cell leukaemia	Q2 2013	2018 (Orphan drug)
Imfinzi# (durvalumab#) + tremelimumabARCTIC	PD-L1 mAb + CTLA-4 mAb	3rd-line non-small cell lung cancer	Q2 2015	H2 2017	H2 2017	H2 2017
Imfinzi# (durvalumab#) + tremelimumab MYSTIC	PD-L1 mAb + CTLA-4 mAb	1st-line non-small cell lung cancer	Q3 2015	H2 2017	H2 2017	H2 2017
Imfinzi# (durvalumab#) + tremelimumab NEPTUNE	PD-L1 mAb + CTLA-4 mAb	1st-line non-small cell lung cancer	Q4 2015	2019	2019	2019	2020
Imfinzi# (durvalumab#) + tremelimumab + chemotherapy POSEIDON	PD-L1 mAb + CTLA-4 mAb	1st-line non-small cell lung cancer	Q2 2017	2019	2019	2019	2020
Imfinzi# (durvalumab#) + tremelimumab + SoC CASPIAN	PD-L1 mAb + CTLA-4 mAb + SoC	1st-line small cell lung cancer	Q1 2017	2019	2019	2019
Imfinzi# (durvalumab#) + tremelimumabKESTREL	PD-L1 mAb + CTLA-4 mAb	1st-line head and neck squamous cell carcinoma	Q4 2015	H2 2018	H2 2018	H2 2018
Imfinzi# (durvalumab#) + tremelimumabEAGLE	PD-L1 mAb + CTLA-4 mAb	2nd-line head and neck squamous cell carcinoma	Q4 2015	H2 2018	H2 2018	H2 2018
Imfinzi# (durvalumab#) + tremelimumab DANUBE	PD-L1 mAb + CTLA-4 mAb	1st-line bladder cancer	Q4 2015	H2 2018	H2 2018	H2 2018
Lynparza¶ + cediranib CONCERTO	PARP inhibitor + VEGF inhibitor	recurrent platinum-resistant ovarian cancer	Q1 2017	2019
Cardiovascular & Metabolic Diseases
Epanova	omega-3 carboxylic acids	severe hypertriglyceridemia		Approved		2018
ZS-9 (sodium zirconium cyclosilicate)	potassium binder	hyperkalaemia		-	Accepted1	2019
roxadustat# OLYMPUS (US) ROCKIES (US)	hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in chronic kidney disease/end stage renal disease	Q3 2014	2018			Initiated2
Respiratory
Bevespi Aerosphere (PT003)	LABA/LAMA	chronic obstructive pulmonary disease		Launched	Accepted	2018	2018
benralizumab# CALIMA SIROCCO ZONDA BISE BORA GREGALE	IL-5R mAb	severe asthma		Accepted	Accepted	Accepted	2021
benralizumab# TERRANOVA GALATHEA	IL-5R mAb	chronic obstructive pulmonary disease	Q3 2014	H2 2018	H2 2018	2019
PT010	LABA/LAMA/ ICS	chronic obstructive pulmonary disease	Q3 2015	2019	2019	H2 2018	2019
tralokinumab STRATOS 1,2 TROPOS MESOS	IL-13 mAb	severe asthma	Q3 2014	2018	2018	2018
Other
anifrolumab# TULIP	IFN-alphaR mAb	systemic lupus erythematosus	Q3 2015	2019 (Fast Track)	2019	2019
lanabecestat# AMARANTH + extension, DAYBREAK-ALZ	beta-secretase inhibitor	alzheimer's disease	Q2 2016	2020 (Fast Track)	2020	2020

¶    Registrational Phase II trial
#    Collaboration
1    CHMP positive opinion received
2    Rolling New Drug Application (NDA) regulatory submission initiated in Q4 2016

Phases I and II

NMEs and significant additional indications

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase

Oncology
Imfinzi# (durvalumab#)	PD-L1 mAb	solid tumours	II	Q3 2014
Imfinzi# (durvalumab#) + tremelimumab	PD-L1 mAb + CTLA-4 mAb	hepatocellular carcinoma (liver cancer)	II	Q4 2016
Imfinzi# (durvalumab#) + tremelimumab	PD-L1 mAb + CTLA-4 mAb	gastric cancer	II	Q2 2015
Imfinzi# (durvalumab#) + AZD5069	PD-L1 mAb + CXCR2 antagonist	pancreatic ductal adenocarcinoma	II	Q2 2017
Imfinzi# (durvalumab#) + AZD5069 or Imfinzi#(durvalumab#) + AZD9150#	PD-L1 mAb + CXCR2 antagonist or PD-L1 mAb + STAT3 inhibitor	head and neck squamous cell carcinoma	II	Q3 2015
Imfinzi# (durvalumab#) + dabrafenib + trametinib	PD-L1 mAb+ BRAF inhibitor + MEK inhibitor	melanoma	I	Q1 2014
Imfinzi# (durvalumab#) + AZD1775#	PD-L1 mAb + Wee1 inhibitor	solid tumours	I	Q4 2015
Imfinzi# (durvalumab#) + MEDI0680	PD-L1 mAb + PD-1 mAb	solid tumours	II	Q3 2016
Imfinzi# (durvalumab#) or Imfinzi# (durvalumab#) + (tremelimumab or AZD9150#)	PD-L1 mAb or PD-L1 mAb + (CTLA-4 mAb or STAT3 inhibitor)	diffuse large B-cell lymphoma	I	Q3 2016
Imfinzi# (durvalumab#) + Iressa	PD-L1 mAb+ EGFR inhibitor	non-small cell lung cancer	I	Q2 2014
Imfinzi# (durvalumab#) + MEDI0562#	PD-L1 mAb + humanised OX40 agonist	solid tumours	I	Q2 2016
Imfinzi# (durvalumab#) + MEDI9197#	PD-L1 mAb + TLR 7/8 agonist	solid tumours	I	Q2 2017
Imfinzi# (durvalumab#) + MEDI9447	PD-L1 mAb + CD73 mAb	solid tumours	I	Q1 2016
Imfinzi# (durvalumab#) + monalizumab	PD-L1 mAb + NKG2a mAb	solid tumours	I	Q1 2016
Imfinzi# (durvalumab#) + selumetinib	PD-L1 mAb + MEK inhibitor	solid tumours	I	Q4 2015
Imfinzi# (durvalumab#) + tremelimumab	PD-L1 mAb + CTLA-4 mAb	solid tumours	I	Q4 2013
tremelimumab + MEDI0562#	CTLA-4 mAb + humanised OX40 agonist	solid tumours	I	Q2 2016
Lynparza + AZD6738	PARP inhibitor + ATR inhibitor	gastric cancer	II	Q3 2016
Lynparza + AZD1775#	PARP inhibitor + Wee1 inhibitor	solid tumours	I	Q3 2015
savolitinib#	MET inhibitor	papillary renal cell carcinoma	II	Q2 2014
Tagrisso + (selumetinib# or savolitinib#) TATTON	EGFR inhibitor + (MEK inhibitor or MET inhibitor)	advanced EGFRm non-small cell lung cancer	II	Q2 2016
Tagrisso BLOOM	EGFR inhibitor	CNS metastases in advanced EGFRm non-small cell lung cancer	II	Q4 2015
AZD1775# + chemotherapy	Wee1 inhibitor + chemotherapy	ovarian cancer	II	Q4 2012
AZD1775#	Wee1 inhibitor	solid tumours	II	Q1 2016
vistusertib	mTOR inhibitor	solid tumours	II	Q1 2013
AZD5363#	AKT inhibitor	breast cancer	II	Q1 2014
AZD4547	FGFR inhibitor	solid tumours	II	Q4 2011
MEDI-573#	IGF mAb	metastatic breast cancer	II	Q2 2012
AZD0156	ATM inhibitor	solid tumours	I	Q4 2015
AZD2811#	Aurora B inhibitor	solid tumours	I	Q4 2015
AZD4635	A2aR inhibitor	solid tumours	I	Q2 2016
AZD4785	KRAS inhibitor	solid tumours	I	Q2 2017
AZD6738	ATR inhibitor	solid tumours	I	Q4 2013
AZD8186	PI3k inhibitor	solid tumours	I	Q2 2013
AZD9150#	STAT3 inhibitor	haematological malignancies	I	Q1 2012
AZD9496	selective oestrogen receptor downregulator (SERD)	ER+ breast cancer	I	Q4 2014
MEDI-565#	CEA BiTE mAb	solid tumours	I	Q1 2011
MEDI0562#	humanised OX40 agonist	solid tumours	I	Q1 2015
MEDI0680	PD-1 mAb	solid tumours	I	Q4 2013
MEDI1873	GITR agonist fusion protein	solid tumours	I	Q4 2015
MEDI3726#	PSMA antibody drug conjugate	prostate cancer	I	Q1 2017
MEDI4276	HER2 bi-specific antibody drug conjugate	solid tumours	I	Q4 2015
MEDI5083	immune activator	solid tumours	I	Q1 2017
MEDI7247	antibody drug conjugate	haematological malignancies	I	Q2 2017
MEDI9197#	TLR 7/8 agonist	solid tumours	I	Q4 2015
MEDI9447	CD73 mAb	solid tumours	I	Q3 2015
Cardiovascular & Metabolic Diseases
verinurad	URAT1 inhibitor	chronic kidney disease	II	Q2 2017
MEDI0382	GLP-1/ glucagon dual agonist	type-2 diabetes / obesity	II	Q3 2016
MEDI6012	LCAT	cardiovascular	II	Q4 2015
AZD4831	myeloperoxidase	HF with a preserved ejection fraction	I	Q3 2016
AZD5718	FLAP	coronary artery disease	I	Q1 2016
AZD8601#	VEGF-A	cardiovascular	I	Q1 2017
MEDI5884#	cholesterol modulation	cardiovascular	I	Q1 2017
MEDI8111	Rh-factor II	trauma / bleeding	I	Q1 2014
Respiratory
abediterol#	LABA	asthma/chronic obstructive pulmonary disorder	II	Q4 2007
tezepelumab#	TSLP mAb	asthma / atopic dermatitis	II	Q2 2014
AZD1419#	inhaled TLR9 agonist	asthma	II	Q4 2016
AZD7594	inhaled SGRM	asthma/ chronic obstructive pulmonary disorder	II	Q3 2015
AZD8871#	MABA	chronic obstructive pulmonary disease	II	Q1 2017
PT010	LABA/LAMA/ICS	asthma	II	Q2 2014
AZD0284	RORg	psoriasis/respiratory	I	Q4 2016
AZD5634	inhaled ENaC	cystic fibrosis	I	Q1 2016
AZD7594+abediterol#	inhaled SGRM+LABA	asthma/chronic obstructive pulmonary disease	I	Q4 2016
AZD7986#	DPP1	chronic obstructive pulmonary disease	I	Q4 2014
AZD9567	oral SGRM	rheumatoid arthritis/respiratory	I	Q4 2015
AZD9898	LTC4S	asthma	I	Q2 2017
MEDI3506	IL-33 mAb	chronic obstructive pulmonary disease	I	Q2 2017
Other
anifrolumab#	IFN-alphaR mAb	lupus nephritis	II	Q4 2015
anifrolumab#	IFN-alphaR mAb	systemic lupus erythematosus (subcutaneous)	II	Q1 2017
inebilizumab#	CD19 mAb	neuromyelitis optica	II (Orphan drug US, EU)	Q1 2015
mavrilimumab#	GM-CSFR mAb	rheumatoid arthritis	II	Q1 2010
MEDI3902	Psl/PcrV bispecific mAb	prevention of nosocomial Pseudomonas aeruginosa pneumonia	II (Fast Track, US)	Q2 2016
MEDI4893	mAb binding to S. aureus toxin	prevention of nosocomial Staphylococcus aureus pneumonia	II (Fast Track, US)	Q4 2014
MEDI5872#	B7RP1 mAb	primary Sjögren's syndrome	II	Q3 2015
MEDI8852	influenza A mAb	influenza A treatment	II (Fast Track, US)	Q4 2015
MEDI8897#	RSV mAb-YTE	passive RSV prophylaxis	II (Fast Track, US)	Q1 2015
MEDI0700#	BAFF/B7RP1 bispecific mAb	systemic lupus erythematosus	I	Q1 2016
MEDI1814#	amyloid beta mAb	alzheimer's disease	I	Q2 2014
MEDI4920	anti-CD40L-Tn3 fusion protein	primary Sjögren's syndrome	I	Q2 2014
MEDI7352	NGF/TNF bispecific mAb	osteoarthritis pain	I	Q1 2016
MEDI7734	ILT7 mAb	myositis	I	Q3 2016
MEDI9314	IL-4R mAb	atopic dermatitis	I	Q1 2016
#  Collaboration

Significant Lifecycle Management

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Regulatory Acceptance Date / Submission Status
				US	EU	Japan	China
Oncology
Faslodex FALCON	oestrogen receptor antagonist	1st-line hormone receptor +ve advanced breast cancer		Accepted	Approved1	Approved	H2 2017
Imfinzi# (durvalumab#)PACIFIC	PD-L1 mAb	stage III non-small cell lung cancer	Q2 2014	H2 2017	H2 2017	H2 2017
Imfinzi# (durvalumab#) PEARL (China)	PD-L1 mAb	1st-line non-small cell lung cancer	Q1 2017				2019
Lynparza OlympiAD	PARP inhibitor	gBRCA metastatic breast cancer	Q2 2014	H2 2017	2018	H2 2017	2018
LynparzaSOLO-2	PARP inhibitor	2nd-line or greater BRCAm PSR ovarian cancer, maintenance monotherapy	Q3 2013	Accepted (Priority Review)	Accepted	Accepted (Orphan Drug Designation)	2018
LynparzaSOLO-1	PARP inhibitor	1st-line BRCAm ovarian cancer	Q3 2013	2018	2018	2018
LynparzaSOLO-3	PARP inhibitor	gBRCA PSR ovarian cancer	Q1 2015	2018
LynparzaPOLO	PARP inhibitor	pancreatic cancer	Q1 2015	2019	2019
Lynparza PROfound	PARP inhibitor	prostate cancer	Q1 2017	2020 (Breakthrough Therapy)	2020	2020	2020
Lynparza OlympiA	PARP inhibitor	gBRCA adjuvant breast cancer	Q2 2014	2020	2020	2020
Tagrisso FLAURA	EGFR inhibitor	1st-line advanced EGFRm non-small cell lung cancer	Q1 2015	H2 2017	H2 2017	H2 2017	2018
Tagrisso ADAURA	EGFR inhibitor	adjuvant EGFRm non-small cell lung cancer	Q4 2015	2022	2022	2022	2022
Cardiovascular & Metabolic Diseases
Brilinta2 THEMIS	P2Y12 receptor antagonist	cardiovascular outcomes trial in patients with type-2 diabetes and coronary artery disease without a previous history of myocardial infarction or stroke	Q1 2014	2019	2019	2019	2020
Brilinta2 HESTIA	P2Y12 receptor antagonist	prevention of vaso-occlusive crises in paediatric patients with sickle cell disease	Q1 2014	2020	2020
Kombiglyze XR/Komboglyze3	DPP-4 inhibitor/ metformin FDC	type-2 diabetes		Launched	Launched		Approved
Farxiga4DECLARE-TIMI 58	SGLT2 inhibitor	cardiovascular outcomes trial in patients with type-2 diabetes	Q2 2013	2020	2020
Farxiga4	SGLT2 inhibitor	type-1 diabetes	Q4 2014	2018	2018	2018
Farxiga4	SGLT2 inhibitor	worsening heart failure or cardiovascular death in patients with chronic heart failure	Q1 2017	2020	2020	2020	2020
Farxiga4	SGLT2 inhibitor	renal outcomes and cardiovascular mortality in patients with chronic kidney disease	Q1 2017	2021	2021	N/A	2021
Xigduo XR/ Xigduo5	SGLT2 inhibitor/ metformin FDC	type-2 diabetes		Launched	Launched		2020
Qtern	DPP-4 inhibitor/ SGLT2 inhibitor FDC	type-2 diabetes		Approved	Launched
Bydureon weeklyautoinjector	GLP-1 receptor agonist	type-2 diabetes	Q1 2013	Accepted	H2 2017
Bydureon EXSCEL	GLP-1 receptor agonist	type-2 diabetes outcomes trial	Q2 2010	H2 2017	H2 2017		2018
saxagliptin/ dapagliflozin metformin	DPP-4 inhibitor/ SGLT2 inhibitor	type-2 diabetes	Q2 2017	2018	2018
Epanova STRENGTH	omega-3 carboxylic acids	cardiovascular outcomes trial in statin-treated patients at high cardiovascular risk, with persistent hypertriglyceridemia plus low HDL-cholesterol	Q4 2014	2020	2020	2020	2020
Respiratory
Symbicort SYGMA	ICS/LABA	as-needed use in mild asthma	Q4 2014		2018		2019
Duaklir Genuair#	LAMA/LABA	chronic obstructive pulmonary disease		2018	Launched		2019
Other
Nexium	proton pump inhibitor	stress ulcer prophylaxis					Accepted
Nexium	proton pump inhibitor	paediatrics		Launched	Launched	Accepted
linaclotide#	GC-C receptor peptide agonist	irritable bowel syndrome with constipation(IBS-C)					Accepted
#    Collaboration
1    Approval received on 26 July 2017
2    Brilinta in the US and Japan; Brilique in ROW
3    Kombiglyze XR in the US; Komboglyze in the EU
4    Farxiga in the US; Forxiga in ROW
5    Xigduo XR in the US; Xigduo in the EU

Terminations (discontinued projects: 1 April 2017 to 30 June 2017)

NME / Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
AZD4076	anti-miR103/107 oligonucleotide	Safety/Efficacy	non-alcoholic fatty liver disease/non-alcoholic steatohepatitis (NASH)
MEDI4166	PCSK9/GLP-1 mAb + peptide fusion	Safety/Efficacy	diabetes/cardiovascular
verinurad	selective uric acid reabsorption inhibitor (URAT-1)	Strategic	chronic treatment of hyperuricemia in patients with gout

Completed Projects/Divestitures (1 April 2017 to 30 June 2017)

Compound	Mechanism	Area Under Investigation	Completed/ Divested	Estimated Regulatory Submission Acceptance
				US	EU	Japan	China
Farxiga*	SGLT2 inhibitor	type-2 diabetes	Completed	Launched	Launched	Launched	Launched
Imfinzi (durvalumab#)	PD-L1 mAb	≥2nd-line advanced bladder cancer	Completed	Approved, Launched (Breakthrough Therapy & Priority Review)	N/A	N/A	N/A
*     Farxiga in the US; Forxiga in ROW
#    Collaboration

Condensed Consolidated Statement of Comprehensive Income

For the half year ended 30 June	2017 $m	2016 $m
Product sales	9,783	11,034
Externalisation revenue	673	684
Total revenue	10,456	11,718
Cost of sales	(1,844)	(2,066)
Gross profit	8,612	9,652
Distribution costs	(149)	(167)
Research and development expense	(2,802)	(2,945)
Selling, general and administrative costs	(4,658)	(5,624)
Other operating income and expense	839	425
Operating profit	1,842	1,341
Finance income	39	31
Finance expense	(781)	(667)
Share of after tax losses in associates and joint ventures	(26)	(12)
Profit before tax	1,074	693
Taxation	(116)	(99)
Profit for the period	958	594

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(271)	(842)
Tax on items that will not be reclassified to profit or loss	71	235
	(200)	(607)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	377	(523)
Foreign exchange arising on designating borrowings in net investment hedges	383	(67)
Fair value movements on cash flow hedges	127	(103)
Fair value movements on cash flow hedges transferred to profit or loss	(200)	60
Fair value movements on derivatives designated in net investment hedges	(35)	(79)
Amortisation of loss on cash flow hedge	1	1
Net available for sale losses taken to equity	(94)	(36)
Tax on items that may be reclassified subsequently to profit or loss	(70)	75
	489	(672)
Other comprehensive income/(loss) for the period, net of tax	289	(1,279)
Total comprehensive income/(loss) for the period	1,247	(685)

Profit attributable to:
Owners of the Parent	1,014	643
Non-controlling interests	(56)	(49)
	958	594

Total comprehensive income/(loss) attributable to:
Owners of the Parent	1,303	(636)
Non-controlling interests	(56)	(49)
	1,247	(685)

Basic earnings per $0.25 Ordinary Share	$0.80	$0.51
Diluted earnings per $0.25 Ordinary Share	$0.80	$0.51
Weighted average number of Ordinary Shares in issue (millions)	1,266	1,264
Diluted weighted average number of Ordinary Shares in issue (millions)	1,266	1,265

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	Unreviewed* 2017 $m	2016 $m
Product sales	4,940	5,469
Externalisation revenue	111	134
Total revenue	5,051	5,603
Cost of sales	(950)	(1,062)
Gross profit	4,101	4,541
Distribution costs	(72)	(91)
Research and development expense	(1,349)	(1,465)
Selling, general and administrative costs	(2,358)	(3,052)
Other operating income and expense	603	370
Operating profit	925	303
Finance income	28	17
Finance expense	(448)	(342)
Share of after tax losses in associates and joint ventures	(13)	(8)
Profit/(loss) before tax	492	(30)
Taxation	(46)	(1)
Profit/(loss) for the period	446	(31)

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(272)	(651)
Tax on items that will not be reclassified to profit or loss	72	194
	(200)	(457)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	223	(356)
Foreign exchange arising on designating borrowings in net investment hedges	283	(274)
Fair value movements on cash flow hedges	120	(103)
Fair value movements on cash flow hedges transferred to profit or loss	(161)	60
Fair value movements on derivatives designated in net investment hedges	(5)	(47)
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains/(losses) taken to equity	56	(7)
Tax on items that may be reclassified subsequently to profit or loss	(94)	65
	423	(661)
Other comprehensive income/(loss) for the period, net of tax	223	(1,118)
Total comprehensive income/(loss) for the period	669	(1,149)

Profit/(loss) attributable to:
Owners of the Parent	477	(3)
Non-controlling interests	(31)	(28)
	446	(31)

Total comprehensive income/(loss) attributable to:
Owners of the Parent	700	(1,121)
Non-controlling interests	(31)	(28)
	669	(1,149)

Basic earnings per $0.25 Ordinary Share	$0.38	$0.00
Diluted earnings per $0.25 Ordinary Share	$0.38	$0.00
Weighted average number of Ordinary Shares in issue (millions)	1,266	1,265
Diluted weighted average number of Ordinary Shares in issue (millions)	1,267	1,265

*The Q2 2017 information in respect of the three months ended 30 June 2017 included in the interim financial statements has not been reviewed by PricewaterhouseCoopers.

Condensed Consolidated Statement of Financial Position

	At 30 Jun 2017 $m	At 31 Dec 2016 $m	Restated* At 30 Jun 2016 $m
ASSETS Non-current assets
Property, plant and equipment	7,079	6,848	6,613
Goodwill	11,774	11,658	11,783
Intangible assets	27,465	27,586	29,438
Derivative financial instruments	336	343	337
Investments in associates and joint ventures	86	99	105
Other investments	989	727	470
Other receivables	967	901	764
Deferred tax assets	2,125	1,102	1,524
	50,821	49,264	51,034
Current assets
Inventories	2,901	2,334	2,422
Trade and other receivables	4,348	4,573	5,634
Other investments	998	884	731
Derivative financial instruments	26	27	5
Income tax receivable	786	426	628
Cash and cash equivalents	5,239	5,018	3,915
	14,298	13,262	13,335
Total assets	65,119	62,526	64,369
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,933)	(2,307)	(1,060)
Trade and other payables	(10,072)	(10,486)	(10,259)
Derivative financial instruments	(6)	(18)	(57)
Provisions	(1,070)	(1,065)	(999)
Income tax payable	(1,576)	(1,380)	(1,960)
	(15,657)	(15,256)	(14,335)
Non-current liabilities
Interest-bearing loans and borrowings	(16,792)	(14,501)	(16,519)
Derivative financial instruments	(3)	(117)	(103)
Deferred tax liabilities	(4,944)	(3,956)	(4,026)
Retirement benefit obligations	(2,534)	(2,186)	(2,628)
Provisions	(406)	(353)	(426)
Other payables	(9,371)	(9,488)	(10,942)
	(34,050)	(30,601)	(34,644)
Total liabilities	(49,707)	(45,857)	(48,979)
Net assets	15,412	16,669	15,390
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	316	316	316
Share premium account	4,374	4,351	4,326
Other reserves	2,033	2,047	2,030
Retained earnings	6,930	8,140	6,858
	13,653	14,854	13,530
Non-controlling interests	1,759	1,815	1,860
Total equity	15,412	16,669	15,390

*30 June comparatives have been restated to reflect an adjustment to the acquisition-accounting for Acerta Pharma (as detailed in Note 4 of the Full Year and Fourth Quarter 2016 Results Announcement).

Condensed Consolidated Statement of Cash Flows

For the half year ended 30 June	2017 $m	2016 $m
Cash flows from operating activities
Profit before tax	1,074	693
Finance income and expense	742	636
Share of after tax losses in associates and joint ventures	26	12
Depreciation, amortisation and impairment	1,274	1,156
Increase in working capital and short-term provisions	(1,044)	(183)
Non-cash and other movements	(1,064)	(380)
Cash generated from operations	1,008	1,934
Interest paid	(334)	(298)
Tax paid	(336)	(262)
Net cash inflow from operating activities	338	1,374
Cash flows from investing activities
Movement in short-term investments and fixed deposits	(112)	(15)
Purchase of property, plant and equipment	(549)	(584)
Disposal of property, plant and equipment	57	8
Purchase of intangible assets	(167)	(723)
Disposal of intangible assets	728	102
Purchase of non-current asset investments	(131)	(66)
Disposal of non-current asset investments	14	-
Payments to joint ventures	(6)	(15)
Upfront payments on business acquisitions	-	(2,564)
Payment of contingent consideration from business combinations	(260)	(141)
Interest received	75	63
Payments made by subsidiaries to non-controlling interests	-	(13)
Net cash outflow from investing activities	(351)	(3,948)
Net cash outflow before financing activities	(13)	(2,574)
Cash flows from financing activities
Proceeds from issue of share capital	23	22
Issue of loans	1,992	2,483
Dividends paid	(2,368)	(2,409)
Hedge contracts relating to dividend payments	(32)	5
Repayment of obligations under finance leases	(10)	(8)
Movement in short-term borrowings	541	(99)
Net cash inflow/(outflow) from financing activities	146	(6)
Net increase/(decrease) in cash and cash equivalents in the period	133	(2,580)
Cash and cash equivalents at the beginning of the period	4,924	6,051
Exchange rate effects	(79)	34
Cash and cash equivalents at the end of the period	4,978	3,505
Cash and cash equivalents consists of:
Cash and cash equivalents	5,239	3,915
Overdrafts	(261)	(410)
	4,978	3,505

Condensed Consolidated Statement of Changes in Equity

	Sharecapital$m	Sharepremiumaccount$m	Otherreserves*$m	Retainedearnings$m	Total $m	Non-controllinginterests$m	Totalequity$m
At 1 Jan 2016	316	4,304	2,036	11,834	18,490	19	18,509
Profit for the period	-	-	-	643	643	(49)	594
Other comprehensive income	-	-	-	(1,279)	(1,279)	-	(1,279)
Transfer to other reserves	-	-	(6)	6	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,402)	(2,402)	-	(2,402)
Dividends paid by subsidiary to non-controlling interest	-	-	-	-	-	(13)	(13)
Acerta put option	-	-	-	(1,825)	(1,825)	-	(1,825)
Changes in non-controlling interest	-	-	-	-	-	1,903	1,903
Issue of Ordinary Shares	-	22	-	-	22	-	22
Share-based payments	-	-	-	(119)	(119)	-	(119)
Net movement	-	22	(6)	(4,976)	(4,960)	1,841	(3,119)
At 30 Jun 2016	316	4,326	2,030	6,858	13,530	1,860	15,390

	Sharecapital$m	Sharepremiumaccount$m	Otherreserves*$m	Retainedearnings$m	Total $m	Non-controllinginterests$m	Totalequity$m
At 1 Jan 2017	316	4,351	2,047	8,140	14,854	1,815	16,669
Profit for the period	-	-	-	1,014	1,014	(56)	958
Other comprehensive income	-	-	-	289	289	-	289
Transfer to other reserves	-	-	(14)	14	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,404)	(2,404)	-	(2,404)
Issue of Ordinary Shares	-	23	-	-	23	-	23
Share-based payments	-	-	-	(123)	(123)	-	(123)
Net movement	-	23	(14)	(1,210)	(1,201)	(56)	(1,257)
At 30 Jun 2017	316	4,374	2,033	6,930	13,653	1,759	15,412
* Other reserves include the capital redemption reserve and the merger reserve.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:
●            the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board;

●            the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board
The Board of Directors that served during all or part of the six-month period to 30 June 2017 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot
Chief Executive Officer

27 July 2017

Independent Review Report to AstraZeneca PLC

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed AstraZeneca PLC's condensed consolidated interim financial statements (the "interim financial statements") in the half-yearly financial report of AstraZeneca PLC for the 6 month period ended 30 June 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:
●          the Condensed Consolidated Statement of Financial Position as at 30 June 2017;
●          the Condensed Consolidated Statement of Comprehensive Income for the period then ended;
●          the Condensed Consolidated Statement of Cash Flows for the period then ended;
●          the Condensed Consolidated Statement of Changes in Equity for the period then ended; and
●          the explanatory notes to the interim financial statements.
The interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The half-yearly financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2017

a)   The maintenance and integrity of the AstraZeneca PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b)   Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Notes to the Interim Financial Statements

1   BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (interim financial statements) for the six months ended 30 June 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and as issued by the IASB. The interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2016. There have been no significant new or revised accounting standards applied in the six months ended 30 June 2017.

We have revised the balance sheet presentation of deferred tax with effect from 1 January 2017 with no impact upon net deferred tax, balance sheet net assets, the cashflow statement or the income statement. This presentation change, which is not considered material under IAS 8, has resulted in us showing gross, rather than net, deferred tax assets and deferred tax liabilities of a group entity. This change has been made as that entity has transactions that are subject to tax by two different taxation authorities and has the effect of separately disclosing the deferred tax effects for each country. The comparative balance sheet has not been revised for this presentational change. If the 31 December 2016 and 30 June 2016 balances were presented in a comparable way the deferred tax assets would have been $2,093m and $2,249m, respectively. The deferred tax liabilities would have been $4,947m and $4,751m, respectively.

As disclosed in our 2016 Annual Report on Page 181, the Group has entered into a number of financial derivative transactions with commercial banks. The Group has agreement with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. We have revised the balance sheet presentation of these collateral balances with effect from the 1 January 2017, so that the cash collateral is included in Cash and cash equivalents, with an offsetting liability presented in Current Interest-bearing loans and borrowings. This revision has no impact on our balance sheet net assets, or the income statement. If the 31 December 2016 and 30 June 2016 balances were presented in a comparable way the Cash and cash equivalents balance would have been $5,260m and $4,083m, respectively. Current Interest-bearing loans and borrowings would have been $2,549m and $1,228m, respectively.

Legal proceedings
The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2016.

Going concern
The Group has considerable financial resources available. As at 30 June 2017 the Group has $5.3bn in financial resources (cash balances of $5.2bn and undrawn committed bank facilities of $3bn which are available until April 2022, with only $2.9bn of debt due within one year). The Group's revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

On the basis of the above paragraph and after making enquiries, the going concern basis has been adopted in these interim financial statements.

Financial information
This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full group accounts for 2016 were published in the Annual Report 2016, which has been delivered to the registrar of companies. The report of the auditors, KPMG LLP, was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2   RESTRUCTURING COSTS

Profit before tax for the half year ended 30 June 2017 is stated after charging restructuring costs of $496m ($463m for the half year ended 30 June 2016). These have been charged to profit as follows:

	H1 2017$m	H1 2016$m	Unreviewed* Q2 2017$m	Q2 2016$m
Cost of sales	81	28	43	19
Research and development expense	142	107	38	69
Selling, general and administrative costs	197	328	103	220
Other operating income and expense	76	-	-	-
Total	496	463	184	308

*The Q2 2017 information in respect of the three months ended 30 June 2017 included in the interim financial statements has not been reviewed by PricewaterhouseCoopers.

3   NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

The Group monitors net debt as part of its capital management policy as described in Note 26 of the Annual Report and Form 20-F Information 2016.

	At 1 Jan 2017 $m	Cash Flow $m	Non-cash & Other $m	Exchange Movements $m	At 30 Jun 2017 $m
Loans due after one year	(14,495)	(1,992)	(11)	(294)	(16,792)
Finance leases due after one year	(6)	-	6	-	-
Total long-term debt	(14,501)	(1,992)	(5)	(294)	(16,792)

Current instalments of loans	(1,769)	-	13	-	(1,756)
Current instalments of finance leases	(87)	10	60	(1)	(18)
Total current debt	(1,856)	10	73	(1)	(1,774)

Other investments - current	884	112	-	2	998
Other investments - non-current	14	109	-	-	123
Net derivative financial instruments	235	32	86	-	353
Cash and cash equivalents	5,018	298	-	(77)	5,239
Overdrafts	(94)	(165)	-	(2)	(261)
Short-term borrowings	(357)	(541)	-	-	(898)
	5,700	(155)	86	(77)	5,554
Net debt	(10,657)	(2,137)	154	(372)	(13,012)

Non-cash movements in the period include fair value adjustments under IAS 39.

4   FINANCIAL INSTRUMENTS

As detailed in the Group's most recent annual financial statements, our principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, and interest-bearing loans and borrowings. As indicated in Note 1, there have been no changes to the accounting policies for financial instruments, including fair value measurement, from those disclosed on pages 144 and 145 of the Company's Annual Report and Form 20-F Information 2016. In addition, there have been no changes of significance to the categorisation or fair value hierarchy of our financial instruments. Financial instruments measured at fair value include $731m of other investments, $2,012m of loans, and $353m of derivatives as at 30 June 2017. The total fair value of interest-bearing loans and borrowings at 30 June 2017, which have a carrying value of $19,725m in the Condensed Consolidated Statement of Financial Position, was $19,536m. Contingent consideration liabilities arising on business combinations have been classified under Level 3 in the fair value hierarchy and movements in fair value are shown below:

	Diabetes Alliance 2017	Other 2017	Total 2017	Total 2016
	$m	$m	$m	$m
At 1 January	4,240	1,217	5,457	6,411
Settlements	(185)	(75)	(260)	(141)
Revaluations	(71)	-	(71)	160
Discount unwind	164	41	205	248
At 30 June	4,148	1,183	5,331	6,678

5   LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2016 and the interim financial statements for the three months ended 31 March 2017 (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the second quarter of 2017 and to 27 July 2017.

Patent litigation

Tagrisso (osimertinib)
Patent proceedings outside the US
As previously disclosed, in Europe, in October 2016, Stada Arzneimittel AG filed an opposition to the grant of European Patent No. 2,736,895. The European Patent Office Opposition Hearing is scheduled for January 2018.

Faslodex (fulvestrant)
US patent proceedings
As previously disclosed, AstraZeneca has filed patent infringement lawsuits in the US District Court in New Jersey relating to patents listed in the FDA Orange Book with reference to Faslodex after AstraZeneca received notice of ANDAs seeking FDA approval to market generic versions of Faslodex prior to the expiration of AstraZeneca's patents. As previously disclosed, AstraZeneca has resolved the lawsuits with five of the ANDA filers. In July 2017, AstraZeneca resolved the lawsuit with a sixth ANDA filer.

Patent proceedings outside the US
As previously disclosed, in Germany, in January 2017, the Federal Patent Court declared European Patent No. EP 1,250,138 invalid at an oral hearing. AstraZeneca formally appealed the decision in June 2017.

In May 2017, at an oral hearing, the Opposition Division of the European Patent Office revoked a Faslodex divisional application for European Patent No. EP 2,266,573 for lack of inventive step. Oppositions against the grant of the patent had been filed by five opponents. AstraZeneca appealed in July 2017.

As previously disclosed, in Brazil, in February 2013, Eurofarma Laboratorios S.A. (Eurofarma) filed a nullity action against a formulation patent for Faslodex. In October 2015, the 31st Specialized Intellectual Property (IP) Federal Court of Rio de Janeiro invalidated AstraZeneca's patent. In July 2017, the 1st Specialized IP Panel of the Rio Federal Court of Appeals rejected AstraZeneca's appeal against this decision. AstraZeneca is considering further options for appeal.

Crestor (rosuvastatin calcium)
Patent proceedings outside the US
In Spain, in March 2017, AstraZeneca received an interim injunction from the Commercial Courts of Barcelona against the launch of ratiopharm España, S.A.'s rosuvastatin zinc product. In March 2017, AstraZeneca also initiated main infringement proceedings before the same court. On 14 July 2017, the Barcelona court lifted the interim injunction. AstraZeneca will appeal. The main infringement proceedings are ongoing.

Pulmicort Respules (budesonide inhalation suspension)
US patent proceedings
As previously disclosed, in the US, in February 2015, the US District Court for the District of New Jersey (the District Court) determined that the asserted claims of US Patent No. 7,524,834 were invalid and denied AstraZeneca's motion for an injunction against Apotex, Inc. and Apotex Corp., Breath Limited, Sandoz, Inc. and Watson Laboratories, Inc. (together, the Generic Challengers) pending an appeal of the District Court's decision. AstraZeneca appealed that decision to the US Court of Appeals for the Federal Circuit (the Court of Appeals) and filed an Emergency Motion for an Injunction Pending Appeal. The Court of Appeals granted AstraZeneca's motion and issued an injunction against the Generic Challengers pending appeal. In May 2015, the Court of Appeals affirmed the District Court's decision and lifted the injunction that was issued. Since 2009, various injunctions were issued in this matter. Damages claims based on those injunctions have been filed and a provision has been taken.

Nexium (esomeprazole magnesium)
Patent proceedings outside the US
As previously disclosed, in Canada, in July 2014, the Federal Court found the Nexium substance patent (Canadian Patent No. 2,139,653 (the '653 Patent)) invalid and not infringed by Apotex Inc. In July 2015, AstraZeneca's appeal was dismissed. AstraZeneca was granted leave to appeal to the Supreme Court of Canada (the Supreme Court) and a hearing was held in November 2016. In June 2017, the Supreme Court granted AstraZeneca's appeal and found the '653 Patent valid. AstraZeneca is considering its next steps.

Synagis (palivizumab)
US patent proceedings
As previously disclosed, in March 2017, MedImmune LLC was served with a complaint filed by UCB BioPharma SPRL in the US District Court for the District of Delaware (the District Court) alleging that Synagis infringed US Patent No. 7,566,771. In May 2017, the District Court granted the parties' joint stipulation to voluntarily terminate the litigation.

Product liability litigation

Bydureon/Byetta (exenatide)
As previously disclosed, Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts in the US involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatitis, pancreatic cancer, thyroid cancer, and kidney cancer. A multi-district litigation has been established in the US District Court for the Southern District of California (the District Court) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Los Angeles, California in regard to the various lawsuits in California state courts.

In November 2015, the District Court granted the defendants' motion for summary judgment and dismissed all claims alleging pancreatic cancer that accrued prior to 11 September 2015. A similar motion was granted in favour of the defendants in the California state coordinated proceeding, and judgment was entered in May 2016. The plaintiffs have appealed both rulings, and oral argument before the US Court of Appeals for the Ninth Circuit is scheduled for October 2017.

Nexium (esomeprazole) and Prilosec (omeprazole)
As previously disclosed, in the US, AstraZeneca is defending various lawsuits involving multiple plaintiffs claiming that they have been diagnosed with kidney injuries following treatment with proton pump inhibitors, including Nexium and Prilosec. In February 2017, the Judicial Panel on Multidistrict Litigation (JPML) denied a motion brought by counsel for some of these plaintiffs seeking to transfer any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In May 2017, counsel for a different group of plaintiffs filed a new motion with the JPML seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial MDL proceeding.

Commercial litigation

Amplimmune
In the US, in June 2017, AstraZeneca was served with a lawsuit filed by the stockholders' agents for Amplimmune, Inc. (Amplimmune) in Delaware State Court that alleges, among other things, breaches of contractual obligations relating to a 2013 merger agreement between AstraZeneca and Amplimmune.

Government investigations/proceedings

Synagis (palivizumab)
Qui tam litigation in New York
In June 2017, AstraZeneca was served with a lawsuit in US Federal Court in New York by a Relator under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts. The lawsuit was originally filed under seal in April 2009 and alleges that MedImmune made false claims about Synagis. As previously disclosed, in March 2017, the Office of the Attorney General for the State of New York had filed a Complaint in Intervention in this matter.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
Texas Attorney General litigation
As previously disclosed, in the US, in October 2014, following a previously disclosed investigation by the State of Texas (the State) into AstraZeneca's sales and marketing activities involving Seroquel, the Texas Attorney General's Office intervened in a State whistleblower action pending in Travis County Court, Texas (the County Court). The lawsuit alleges that AstraZeneca engaged in inappropriate promotion of Seroquel and made improper payments intended to influence the formulary status of Seroquel. The relief that the State seeks to recover from AstraZeneca includes trebled civil remedies, penalties, interest, and attorneys' fees pursuant to the Texas Medicaid Fraud Prevention Act and damages pursuant to Texas common law. In June 2017, the Court entered an order denying all of the State's motions for summary judgment except for the State's motion on the defence of waiver, and denying AstraZeneca's motion for summary judgment. Trial is scheduled for October 2017.

6   SUBSEQUENT EVENTS

On 27 July 2017, the Company disclosed subsequent events separately. These disclosures should be read in conjunction with the Interim Financial Statements.

7 PRODUCT ANALYSIS - H1 2017
The table below provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

	World			Emerging Markets			US		Europe			Established ROW
	H1 2017 $m	Actual %	CER %	H1 2017 $m	Actual %	CER%	H1 2017 $m	Actual %	H1 2017 $m	Actual %	CER %	H1 2017 $m	Actual %	CER %
Oncology
Tagrisso	403	n/m	n/m	40	n/m	n/m	180	75	76	n/m	n/m	107	n/m	n/m
Iressa	261	(3)	(3)	129	(4)	(1)	17	70	54	(11)	(11)	61	(6)	(8)
Lynparza	116	18	20	5	25	75	50	(19)	58	81	81	3	n/m	n/m
Imfinzi	1	n/m	n/m	-	-	-	1	n/m	-	-	-	-	-	-
Legacy:
Faslodex	462	15	16	54	15	9	241	14	133	18	22	34	13	13
Zoladex	363	(5)	(4)	168	10	11	14	(26)	67	(16)	(11)	114	(12)	(14)
Casodex	110	(12)	(10)	56	4	9	-	n/m	11	(15)	(15)	43	(23)	(23)
Arimidex	106	(11)	(8)	57	2	7	3	(70)	17	(6)	(6)	29	(17)	(17)
Others	56	17	17	13	-	-	-	-	3	-	-	40	25	25
Total Oncology	1,878	18	20	522	13	15	506	21	419	21	25	431	19	18

CVMD
Brilinta	496	26	28	121	33	36	215	35	135	8	13	25	25	25
Farxiga	457	22	22	100	89	83	206	(1)	105	18	24	46	84	84
Onglyza	304	(24)	(24)	63	(21)	(21)	159	(25)	52	(29)	(27)	30	(19)	(19)
Bydureon	299	3	3	5	n/m	n/m	243	4	42	(16)	(14)	9	80	80
Byetta	89	(36)	(35)	5	(64)	(64)	58	(35)	18	(28)	(24)	8	(20)	(20)
Symlin	25	56	56	-	-	-	25	56	-	-	-	-	-	-
Legacy:
Crestor	1,191	(43)	(42)	389	10	14	153	(85)	362	(17)	(15)	287	-	(1)
Seloken/Toprol-XL	367	(2)	1	289	6	10	30	(43)	42	(5)	(2)	6	20	20
Atacand	147	(9)	(7)	85	5	7	12	(43)	42	(14)	(12)	8	(20)	(20)
Others	179	(20)	(17)	110	(19)	(13)	-	-	49	(23)	(23)	20	(20)	(20)
Total CVMD	3,554	(20)	(19)	1,167	8	11	1,101	(45)	847	(11)	(9)	439	4	3

Respiratory
Symbicort	1,383	(11)	(10)	213	2	4	554	(19)	399	(14)	(10)	217	11	9
Pulmicort	563	3	7	396	13	19	78	(26)	48	(11)	(9)	41	3	3
Daliresp/Daxas	92	30	30	3	n/m	n/m	79	20	9	n/m	n/m	1	n/m	n/m
Tudorza/Eklira	71	(18)	(16)	-	n/m	n/m	29	(29)	38	(7)	(5)	4	-	-
Duaklir	35	17	23	-	n/m	n/m	-	-	34	21	29	1	-	-
Bevespi	4	n/m	n/m	-	-	-	4	n/m	-	-	-	-	-	-
Others	132	(8)	(6)	47	(34)	(30)	2	(71)	61	22	24	22	38	38
Total Respiratory	2,280	(6)	(4)	659	4	9	746	(17)	589	(8)	(5)	286	11	10

Other
Nexium	1,056	3	4	344	(6)	(2)	339	15	120	(6)	(3)	253	7	5
Synagis	300	11	11	-	-	-	167	2	133	23	23	-	-	-
Losec/Prilosec	136	(6)	(3)	70	(3)	1	8	60	38	(7)	(5)	20	(26)	(26)
Seroquel XR	162	(62)	(62)	32	(9)	(6)	77	(75)	43	(43)	(43)	10	-	-
Movantik/Moventig	62	55	55	-	-	-	62	55	-	-	-	-	-	-
FluMist/Fluenz	-	n/m	n/m	-	-	-	-	n/m	-	-	-	-	-	-
Others	355	(44)	(44)	210	(20)	(24)	7	(91)	83	(52)	(44)	55	(57)	(60)
Total Other	2,071	(19)	(18)	656	(11)	(10)	660	(26)	417	(20)	(17)	338	(16)	(18)

TOTAL PRODUCT SALES	9,783	(11)	(10)	3,004	3	6	3,013	(28)	2,272	(8)	(5)	1,494	3	2

8 PRODUCT ANALYSIS - Q2 2017 (Unreviewed*)
The table below provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

	World			Emerging Markets			US		Europe			Established ROW
	Q2 2017 $m	Actual %	CER %	Q2 2017 $m	Actual %	CER%	Q2 2017 $m	Actual %	Q2 2017 $m	Actual %	CER %	Q2 2017 $m	Actual %	CER %
Oncology
Tagrisso	232	n/m	n/m	34	n/m	n/m	90	55	41	n/m	n/m	67	n/m	n/m
Iressa	137	1	2	68	1	4	9	50	28	4	4	32	(9)	(11)
Lynparza	59	9	11	1	(50)	-	23	(32)	33	83	83	2	n/m	n/m
Imfinzi	1	n/m	n/m	-	-	-	1	n/m	-	-	-	-	-	-
Legacy:
Faslodex	248	18	18	27	4	(4)	123	10	79	39	46	19	19	19
Zoladex	178	(13)	(12)	81	(6)	(5)	6	(33)	35	(15)	(10)	56	(18)	(19)
Casodex	54	(14)	(11)	26	4	12	-	n/m	5	(17)	(17)	23	(23)	(23)
Arimidex	54	(13)	(10)	28	4	11	2	(67)	9	(10)	(10)	15	(21)	(21)
Others	30	11	11	6	-	-	-	-	2	-	-	22	16	16
Total Oncology	993	17	19	271	13	15	254	12	232	30	35	236	17	16

CVMD
Brilinta	272	27	29	61	22	22	128	44	70	8	14	13	30	30
Farxiga	250	18	20	58	81	78	110	(4)	55	15	23	27	69	69
Onglyza	150	(21)	(21)	33	(25)	(25)	78	(11)	25	(38)	(35)	14	(26)	(26)
Bydureon	146	(6)	(6)	4	n/m	n/m	116	(8)	20	(26)	(22)	6	n/m	n/m
Byetta	43	(43)	(43)	-	n/m	n/m	28	(40)	10	(33)	(27)	5	-	-
Symlin	11	-	-	-	-	-	11	-	-	-	-	-	-	-
Legacy:
Crestor	560	(40)	(38)	187	9	13	41	(89)	167	(26)	(24)	165	2	2
Seloken/Toprol-XL	181	(4)	(1)	137	4	8	19	(41)	21	(5)	-	4	33	33
Atacand	72	(19)	(18)	41	(11)	(11)	6	(50)	21	(16)	(12)	4	(33)	(33)
Others	90	(13)	(9)	52	(4)	6	-	-	26	(24)	(24)	12	(25)	(25)
Total CVMD	1,775	(18)	(17)	573	7	9	537	(40)	415	(17)	(14)	250	5	4

Respiratory
Symbicort	706	(12)	(11)	101	(3)	(2)	299	(17)	199	(15)	(11)	107	2	3
Pulmicort	226	(5)	(3)	146	3	8	37	(26)	22	(12)	(12)	21	(5)	(5)
Daliresp/Daxas	48	20	20	2	n/m	n/m	41	17	4	-	-	1	n/m	n/m
Tudorza/Eklira	34	(29)	(27)	-	n/m	n/m	14	(42)	18	(10)	(10)	2	(33)	(33)
Duaklir	16	(6)	-	-	n/m	n/m	-	-	15	(6)	6	1	-	-
Bevespi	3	n/m	n/m	-	-	-	3	n/m	-	-	-	-	-	-
Others	66	(18)	(15)	20	(42)	(39)	-	n/m	33	10	13	13	-	-
Total Respiratory	1,099	(10)	(9)	269	(5)	(1)	394	(16)	291	(12)	(8)	145	1	1

Other
Nexium	595	6	7	169	(11)	(8)	203	25	59	(12)	(9)	164	15	15
Synagis	70	n/m	n/m	-	-	-	10	n/m	60	n/m	n/m	-	-	-
Losec/Prilosec	68	(3)	-	35	6	9	3	-	20	-	5	10	(29)	(29)
Seroquel XR	95	(58)	(58)	17	-	-	53	(67)	21	(49)	(49)	4	(20)	(20)
Movantik/Moventig	32	39	39	-	-	-	32	39	-	-	-	-	-	-
FluMist/Fluenz	-	n/m	n/m	-	-	-	-	n/m	-	-	-	-	-	-
Others	213	(32)	(31)	108	(27)	(24)	42	n/m	45	(48)	(56)	18	(71)	(65)
Total Other	1,073	(13)	(12)	329	(15)	(12)	343	(9)	205	(14)	(16)	196	(13)	(11)

TOTAL PRODUCT SALES	4,940	(10)	(8)	1,442	-	2	1,528	(22)	1,143	(8)	(6)	827	2	2

*The Q2 2017 information in respect of the three months ended 30 June 2017 included in the interim financial statements has not been reviewed by PricewaterhouseCoopers.

9 QUARTERLY PRODUCT SALES - 2017 (Unreviewed*)
The table below provides an analysis of sequential quarterly Product Sales with Actual and CER growth rates reflecting quarter-on-quarter growth.

	Q1 2017 $m	Actual %	CER %	Q2 2017 $m	Actual %	CER%
Oncology
Tagrisso	171	16	19	232	36	34
Iressa	124	5	8	137	10	9
Lynparza	57	(8)	(6)	59	4	2
Imfinzi	-	-	-	1	n/m	n/m
Legacy:
Faslodex	214	(4)	(3)	248	16	15
Zoladex	185	(21)	(12)	178	(4)	(5)
Casodex	56	(7)	(2)	54	(4)	(3)
Arimidex	52	(9)	(7)	54	4	4
Others	26	(10)	(3)	30	15	7
Total Oncology	885	(5)	-	993	12	11

CVMD
Brilinta	224	(5)	(4)	272	21	20
Farxiga	207	(13)	(13)	250	21	20
Onglyza	154	3	3	150	(3)	(3)
Bydureon	153	8	8	146	(5)	(5)
Byetta	46	(16)	(16)	43	(7)	(7)
Symlin	14	-	-	11	(21)	(21)
Legacy:
Crestor	631	-	3	560	(11)	(12)
Seloken/Toprol-XL	186	4	6	181	(3)	(4)
Atacand	75	(7)	(6)	72	(4)	(5)
Others	89	3	12	90	1	(3)
Total CVMD	1,779	(2)	-	1,775	-	(1)

Respiratory
Symbicort	677	(9)	(7)	706	4	3
Pulmicort	337	17	19	226	(33)	(33)
Daliresp/Daxas	44	7	10	48	9	9
Tudorza/Eklira	37	3	6	34	(8)	(8)
Duaklir	19	-	-	16	(16)	(15)
Bevespi	1	(67)	(50)	3	n/m	n/m
Others	66	(20)	(19)	66	-	(4)
Total Respiratory	1,181	(2)	(1)	1,099	(7)	(8)

Other
Nexium	461	(6)	(4)	595	29	28
Synagis	230	(24)	(24)	70	(70)	(70)
Losec/Prilosec	68	15	18	68	-	(3)
Seroquel XR	67	(43)	(42)	95	42	38
Movantik/Moventig	30	15	15	32	7	7
FluMist/Fluenz	-	n/m	n/m	-	-	-
Others	142	(42)	(41)	213	50	51
Total Other	998	(24)	(22)	1,073	8	7

TOTAL PRODUCT SALES	4,843	(8)	(6)	4,940	2	1
The Q2 2017 information in respect of the three months ended 30 June 2017 included in the interim financial statements has not been reviewed by PricewaterhouseCoopers.

10 QUARTERLY PRODUCT SALES - 2016
The table below provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth.

	Q1 2016 $m	Actual %	CER %	Q2 2016 $m	Actual %	CER%	Q3 2016 $m	Actual %	CER %	Q4 2016 $m	Actual %	CER %
Oncology
Tagrisso	51	183	200	92	80	82	133	45	44	147	11	11
Iressa	135	5	5	135	-	(2)	125	(7)	(8)	118	(6)	(4)
Lynparza	44	22	22	54	23	23	58	7	7	62	7	9
Imfinzi	-	-	-	-	-	-	-	-	-	-	-	-
Legacy:
Faslodex	190	3	3	211	11	9	207	(2)	(2)	222	7	9
Zoladex	178	(10)	(8)	204	15	8	199	(2)	(2)	235	18	11
Casodex	62	(2)	(6)	63	2	-	62	(2)	(5)	60	(3)	(2)
Arimidex	57	(5)	(5)	62	9	7	56	(10)	(13)	57	2	5
Others	21	(22)	(22)	27	29	12	27	-	4	29	7	-
Total Oncology	738	3	3	848	15	12	867	2	2	930	7	7

CVMD
Brilinta	181	4	5	214	18	16	208	(3)	(2)	236	13	15
Farxiga	165	9	10	211	28	26	220	4	4	239	9	9
Onglyza	211	10	12	191	(9)	(11)	169	(12)	(11)	149	(12)	(11)
Bydureon	135	(13)	(16)	156	16	14	145	(7)	(6)	142	(2)	(1)
Byetta	62	(14)	(14)	76	23	21	61	(20)	(19)	55	(10)	(10)
Symlin	5	(64)	(64)	10	n/m	n/m	11	10	10	14	27	27
Legacy:
Crestor	1,156	(13)	(13)	926	(20)	(21)	688	(26)	(26)	631	(8)	(7)
Seloken/Toprol-XL	185	16	11	189	2	-	185	(2)	(2)	178	(4)	(2)
Atacand	71	(17)	(15)	89	25	22	74	(17)	(19)	81	9	14
Others	121	(9)	(16)	106	(12)	(11)	84	(21)	(19)	86	2	-
Total CVMD	2,292	(7)	(7)	2,168	(5)	(7)	1,845	(15)	(15)	1,811	(2)	(1)

Respiratory
Symbicort	749	(13)	(12)	803	7	6	697	(13)	(13)	740	6	8
Pulmicort	310	13	14	239	(23)	(23)	224	(6)	(6)	288	29	31
Daliresp/Daxas	31	(3)	(3)	40	29	29	42	5	5	41	(2)	(2)
Tudorza/Eklira	39	(17)	(17)	48	23	21	47	(2)	-	36	(23)	(23)
Duaklir	13	8	8	17	31	31	14	(18)	(18)	19	36	43
Bevespi	-	-	-	-	-	-	-	-	-	3	n/m	n/m
Others	65	-	(3)	79	22	18	86	9	12	83	(3)	1
Total Respiratory	1,207	(6)	(6)	1,226	2	1	1,110	(9)	(9)	1,210	9	10

Other
Nexium	463	(18)	(18)	562	21	20	516	(8)	(9)	491	(5)	(4)
Synagis	244	(11)	(11)	27	(89)	(89)	104	n/m	n/m	302	n/m	n/m
Losec/Prilosec	75	(3)	(4)	70	(7)	(9)	72	3	4	59	(18)	(17)
Seroquel XR	202	(16)	(16)	225	11	11	190	(16)	(16)	118	(38)	(37)
Movantik/Moventig	17	13	13	23	35	35	25	9	9	26	4	4
FluMist/Fluenz	5	(97)	(97)	6	20	20	26	n/m	n/m	67	n/m	n/m
Others	322	(15)	(7)	314	(2)	(4)	270	(14)	(16)	246	(9)	(8)
Total Other	1,328	(24)	(22)	1,227	(8)	(9)	1,203	(2)	(3)	1,309	9	10

TOTAL PRODUCT SALES	5,565	(10)	(10)	5,469	(2)	(3)	5,025	(8)	(8)	5,260	5	6

11 QUARTERLY PRODUCT SALES - 2015
The table below provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth.

	Q1 2015 $m	Actual %	CER %	Q2 2015 $m	Actual %	CER%	Q3 2015 $m	Actual %	CER %	Q4 2015 $m	Actual %	CER %
Oncology
Tagrisso	-	-	-	-	-	-	-	-	-	18	n/m	n/m
Iressa	144	(4)	-	129	(10)	(8)	141	9	10	129	(9)	(7)
Lynparza	9	n/m	n/m	21	133	133	28	33	33	36	29	29
Imfinzi	-	-	-	-	-	-	-	-	-	-	-	-
Legacy:
Faslodex	161	(12)	(6)	172	7	8	186	8	8	185	(1)	1
Zoladex	194	(15)	(9)	215	11	11	209	(3)	-	198	(5)	(2)
Casodex	70	(5)	1	69	(1)	-	65	(6)	(4)	63	(3)	(1)
Arimidex	62	(9)	(5)	64	3	7	64	-	-	60	(6)	(5)
Others	34	(13)	(10)	37	9	9	35	(5)	-	27	(23)	(16)
Total Oncology	674	(9)	(4)	707	5	6	728	3	5	716	(2)	-

CVMD
Brilinta	131	(2)	3	144	10	13	170	18	19	174	2	4
Farxiga	76	(19)	(18)	129	70	75	135	5	5	152	13	14
Onglyza	183	(9)	(5)	208	14	15	203	(2)	(2)	192	(5)	(5)
Bydureon	123	-	8	140	14	11	162	16	13	155	(4)	(1)
Byetta	90	30	35	82	(9)	(9)	72	(12)	(12)	72	-	1
Symlin	16	60	60	13	(19)	(19)	5	(62)	(62)	14	n/m	n/m
Legacy:
Crestor	1,167	(16)	(13)	1,310	12	14	1,218	(7)	(7)	1,322	9	9
Seloken/Toprol-XL	194	11	22	184	(5)	(4)	172	(7)	(3)	160	(7)	-
Atacand	95	(19)	(11)	99	4	9	78	(21)	(19)	86	10	13
Others	155	(7)	7	143	(8)	(7)	132	(8)	(7)	133	1	4
Total CVMD	2,230	(10)	(6)	2,452	10	12	2,347	(4)	(4)	2,460	5	7

Respiratory
Symbicort	845	(14)	(9)	842	-	2	848	1	1	859	1	3
Pulmicort	286	6	11	232	(19)	(17)	222	(4)	(6)	274	23	26
Daliresp/Daxas	7	n/m	n/m	32	n/m	n/m	33	3	3	32	(3)	(3)
Tudorza/Eklira	30	n/m	n/m	55	83	90	58	5	5	47	(19)	(19)
Duaklir	2	n/m	n/m	5	n/m	n/m	8	60	60	12	50	50
Bevespi	-	-	-	-	-	-	-	-	-	-	-	-
Others	73	(4)	12	59	(19)	(20)	61	3	3	65	7	11
Total Respiratory	1,243	(7)	(2)	1,225	(1)	1	1,230	-	-	1,289	5	6

Other
Nexium	644	(23)	(20)	647	-	3	641	(1)	(2)	564	(12)	(10)
Synagis	204	(50)	(50)	66	(68)	(68)	117	77	77	275	135	135
Losec/Prilosec	96	(13)	(8)	85	(11)	(9)	82	(4)	(5)	77	(6)	(2)
Seroquel XR	262	(15)	(13)	264	1	4	258	(2)	(2)	241	(7)	(6)
Movantik/Moventig	3	n/m	n/m	1	(67)	(67)	10	n/m	n/m	15	50	50
FluMist/Fluenz	7	(95)	(94)	14	n/m	n/m	76	n/m	n/m	191	n/m	n/m
Others	385	12	16	375	(3)	1	361	(4)	2	379	5	2
Total Other	1,601	(25)	(24)	1,452	(9)	(7)	1,545	6	8	1,742	13	13

TOTAL PRODUCT SALES	5,748	(14)	(10)	5,836	2	3	5,850	-	1	6,207	6	7

Shareholder Information

Announcement of nine months and third quarter 2017 results	9 November 2017

Future dividends will normally be paid as follows:
First interim	Announced with half-year and second-quarter results and paid in September
Second interim	Announced with full-year and fourth-quarter results and paid in March

The record date for the first interim dividend for 2017, payable on 11 September 2017, will be 11 August 2017. Ordinary Shares listed in London and Stockholm will trade ex-dividend from 10 August 2017. American Depositary Shares listed in New York will trade ex-dividend from 9 August 2017.

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Anticalin, a trademark of Pieris AG; Duaklir Genuair, Duaklir, Eklira, and Tudorza, trademarks of Almirall, S.A.; Toprol-XL, a trademark of Aralez Pharmaceuticals Inc. or AstraZeneca (depending on geography); Epanova, a trademark of Chrysalis Pharma AG.; Synagis, owned by AstraZeneca or AbbVie Inc. (depending on geography); Kyntheum and Siliq, owned by Leo Pharma A/S or Valeant Pharmaceuticals Luxembourg S.á.r.l. (depending on geography); and Zavicefta, a trademark of Pfizer Inc.; and Zomig, a trademark of Grünenthal GmbH.

Addresses for Correspondence
Registered Office 1 Francis Crick Avenue Cambridge Biomedical Campus, Cambridge CB2 0AA UK	Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden	US Depositary Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 USA
Tel: +44 (0)20 3749 5000	Tel (freephone in UK): 0800 389 1580 Tel (outside UK):+44 (0)121 415 7033	Tel: +46 (0)8 402 9000	Tel: (toll free in the US) +1 (888) 697 8018 Tel: (outside the US) +1 (781) 575 4555 citibank@shareholders-online.com

Cautionary Statements Regarding Forward-Looking Statements
_______________________________________________________________________________________

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of, or limitations to, patents, marketing exclusivity or trademarks, or the risk of failure to obtain and enforce patent protection; effects of patent litigation in respect of IP rights; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure of outsourcing; the risks associated with manufacturing biologics; the risk that R&D will not yield new products that achieve commercial success; the risk of delay to new product launches; the risk that new products do not perform as we expect; the risk that strategic alliances and acquisitions, including licensing and collaborations, will be unsuccessful; the risks from pressures resulting from generic competition; the impact of competition, price controls and price reductions; the risks associated with developing our business in emerging markets; the risk of illegal trade in our products; the difficulties of obtaining and maintaining regulatory approvals for products; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk of failure of critical processes affecting business continuity; economic, regulatory and political pressures to limit or reduce the cost of our products; failure to achieve strategic priorities or to meet targets or expectations; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; the risk of substantial product liability claims; the risk of failure to adhere to applicable laws, rules and regulations; the risk of failure to adhere to applicable laws, rules and regulations relating to anti-competitive behaviour; the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation; taxation risks; exchange rate fluctuations; the risk of an adverse impact of a sustained economic downturn; political and socio-economic conditions; the risk of environmental liabilities; the risk of occupational health and safety liabilities; the risk associated with pensions liabilities; the impact of failing to attract and retain key personnel and to successfully engage with our employees; the risk of misuse of social medial platforms and new technology; and the risk of failure of information technology and cybercrime. Nothing in this presentation / webcast should be construed as a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 July 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary